


10015395

Exemption #: 82-5037

March 13, 2010

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207



Viterra Inc.
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. Copies of Form F52-1090F1 – Certifications of interim filings for the President and Chief Executive Officer and the Chief Financial Officer. These were filed with the Toronto Stock Exchange and provincial securities commission.

2. A copy of a news release, which includes the 1st quarter interim quarterly report, the 1st quarter financial statements and notes. This was filed on the Toronto Stock Exchange and provincial securities commissions.

3. A copy of two news releases that were filed with the Toronto Stock Exchange and provincial securities commissions.

4. A copy of the Report on Voting Results for the Annual and Special Shareholders meeting. This was filed on the Toronto Stock Exchange and provincial securities commissions.

Yours truly,



For: Colleen Vancha, Senior Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Senior Vice-President, General Counsel and Corporate Secretary

Attachment

dlw 3/19

Form F52-109F2 – Certification of Interim Filings

I, Mayo Schmidt, President and Chief Executive Officer of Viterra Inc. certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Viterra Inc.** (the "issuer") for the interim period ended January 31, 2010.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings,* for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is COSO.

5.2 N/A.

5.3 ***Limitation on scope of design:*** The issuer has disclosed in its interim MD&A

   (a) the fact that the issuer's other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of a business that the issuer acquired not more than 365 days before the issuer's financial year end; and

   (b) summary financial information about the business that the issuer acquired that has been consolidated in the issuer's financial statements.

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on November 1, 2009 and ended on January 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: March 10, 2010



Mayo Schmidt
President and Chief Executive Officer

Form F52-109F2 – Certification of Interim Filings

I, Mayo Schmidt, President and Chief Executive Officer of Viterra Inc. certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Viterra Inc.** (the "issuer") for the interim period ended January 31, 2010.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings,* for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is COSO.

5.2 N/A.

5.3 ***Limitation on scope of design:*** The issuer has disclosed in its interim MD&A

   (a) the fact that the issuer's other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of a business that the issuer acquired not more than 365 days before the issuer's financial year end; and

   (b) summary financial information about the business that the issuer acquired that has been consolidated in the issuer's financial statements.

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on November 1, 2009 and ended on January 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: March 10, 2010



Mayo Schmidt
President and Chief Executive Officer



For Immediate Release
March 10, 2010
Calgary, Alberta
Listed: TSX: VT; ASX: VTA

VITERRA RECORDS SOLID FIRST QUARTER EARNINGS

Viterra's consolidated sales and other operating revenues for the first quarter of fiscal 2010 grew 29% or $404.0 million to $1.8 billion (2009 - $1.4 billion), buoyed by contributions associated with the acquisition of ABB Grain Ltd. ("ABB") of Australia in September 2009.

EBITDA for the quarter was $89.8 million (refer to the Section entitled Non-GAAP Measures for the definition) compared to a first quarter EBITDA loss of $6.4 million in fiscal 2009, which included a fertilizer inventory write-down of $28.1 million.

EBITDA from Viterra's North American operations for the quarter was $23.2 million, a significant improvement from last year's first quarter results. EBITDA contributions from the Company's Australian operations was $66.6 million, primarily reflecting a recovery in South Australian production levels and the corresponding increase in first quarter receipts into its system due to a return to normalized production levels and a successful harvest in South Australia.

Viterra's first quarter net earnings were $10.7 million or $0.03 per share, which compares to a net loss of $33.0 million or $0.14 per share in the same three-month period of 2009 (excluding the 2009 first quarter write-down, the net loss last year was $13.6 million). The first quarter of fiscal 2010 includes a full three months of contributions from Australia.

President and Chief Executive Officer, Mayo Schmidt said, "Results from our acquisition of the Australian operations reflect normalized conditions for this business. We are implementing a proven pipeline grain handling and marketing model for our core operations focused on an integrated grower relations program and a comprehensive handling, logistics and international marketing strategy. It is a model that we are confident will improve the value proposition for all stakeholders over the long-term and solidify Viterra as the marketer of choice within the region."

"For our North American operations, our agri-products business has seen solid demand for fertilizer products and a 12% increase in producer pre-payments in the first quarter, a positive signal that spring demand for crop inputs is recovering. The North American businesses are operating as expected and we believe that 2010 will be a year of recovery for the Australian business. Viterra's focus is on maximizing our integration efforts and solidifying our enhanced position in the international agricultural marketplace."

First Quarter Operating Highlights

- Viterra's North American grain shipments for the quarter ended January 31, 2010 were 3.6 million tonnes, comparable with the 3.8 million tonnes shipped in the first quarter of 2009. Canadian Wheat Board shipments were on par with last year, while open market shipments were lower than the previous year's quarter due to lower canola shipments resulting from temporary import restrictions into China. North American margins were consistent with the previous year, despite slightly lower volumes, due to additional drying revenues and blending opportunities relative to the previous year's period.

- Receivals into South Australia were 6.2 million tonnes and the majority of the margin contribution came from receival revenues. Shipments were marginal at 0.6 million tonnes for the quarter. Growers were reluctant to sell their grain during the harvest period due to low commodity prices. Management believes this is a timing issue and that the majority of South Australia's margin contributions from storage, shipping and merchandising activities will materialize during the balance of the year.

- EBITDA from the Company's Grain Handling and Marketing Segment was $109.7 million of which the Australian contribution was $64.0 million. The North American contribution was $45.7 million, just slightly lower than $47.9 million in the first quarter of 2009.

- In Viterra's Agri-products segment (which includes financial products), sales and other operating revenues were $215.3 million compared to $189.9 million for the same three-month period of 2009. Fertilizer sales volumes were 15% higher in North America than the prior year's first quarter reflecting affordable fertilizer pricing and growers' desire to replenish soil nutrients in the spring.

- Customer retail pre-payments in North America totaled $272.0 million at the end of January 2010, which compares to $242.0 million last year at the same time. Pre-payments in 2010 were primarily for fertilizer products, while last year pre-payments were made for a variety of crop input products.

- Sales in the Processing segment for the quarter, which now include contributions from food and feed processing operations, were $311.5 million, up $65.8 million from the comparable period of 2009. The year-over-year increase in sales primarily reflects:

  - The addition of the Australian malt business, which generated sales of $79.5 million for the quarter;
  - The acquisition of a canola crush plant in June of 2009, which generated $30.4 million in sales for the quarter;
  - The addition of the New Zealand feed business, which generated sales of $18.1 million for the quarter; and
  - The revenue increases more than offset a decline in North American feed sales in the first quarter of fiscal 2010, which reflect similar volumes, but substantially lower commodity prices.

The Processing segment's EBITDA for the quarter was $23.2 million, an increase of $11.4 million from the first quarter of fiscal 2009, which included EBITDA of $15.5 million from food manufacturing in the quarter and $7.7 million from feed manufacturing.

For the three months ended January 31, 2010, cash flow provided by operations increased by $75.0 million to $60.1 million or $0.16 per share.

Subsequent to quarter end, on March 6, 2010, Standard and Poor's upgraded its corporate credit rating on Viterra to investment grade from BB+ reflecting the Company's enhanced risk profile.

Viterra's balance sheet at January 31, 2010, remained strong with total debt-to-capital of 29.2%. Viterra had no cash drawings on its $800.0 million North American revolving credit facility at the end of the quarter and had $477.0 million Australian Dollars ("AUD") drawn on the $1.2 billion AUD operating facility that funds the Australian and New Zealand businesses.

In January 2010, Viterra used $300.0 million AUD of cash to reduce the short-term debt of Viterra Australia. This action is expected to reduce the Company's interest expense by approximately $1.3 million per month. Availability under the $1.2 billion AUD facility was not impacted.

Viterra will be hosting a conference call for interested parties on March 10, 2010 at 1:15 p.m. Toronto time, 11:15 a.m. Calgary time to discuss its First Quarter Financial Report. Details are available on Viterra's website, under Newsroom at www.viterra.ca.

Certain statements in this news release are forward-looking statements and reflect Viterra's expectations regarding future results of operations, financial condition and achievements. All statements that address activities, events or developments that Viterra or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results, critical accounting estimates and expectations regarding future capital resources and liquidity of the Company and such matters, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of Viterra to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations. These factors and assumptions are further detailed in Viterra's First Quarter Financial Report.

About Viterra

Viterra Inc. provides premium quality ingredients to leading global food manufacturers. Headquartered in Canada, the global agribusiness has extensive operations across Western Canada, Australia, and New Zealand, with Adelaide, Australia as the base for Viterra's Southeast Asian operations. Our growing international presence also extends to operations in the United States, as well as

offices in Japan, Singapore, China and Switzerland. Driven by an entrepreneurial spirit we operate in three interrelated business areas: grain handling and marketing, agri-products, and processing. Our expertise, close relationships with producers, and superior logistical assets allow the Company to consistently meet the needs of the most discerning end-use customers, helping to fulfill the nutritional needs of people around the world.

Media Inquiries:

Peter Flengeris
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-4810

Investor Inquiries:

Colleen Vancha
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-4782

www.viterra.ca

Audio webcast:
http://events.digitalmedia.telus.com/viterra/031010/index.php

- 30 -

VITERRA

FIRST QUARTER FINANCIAL REPORT – JANUARY 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

1.0 Responsibility for Disclosure

Management's Discussion and Analysis ("MD&A") was prepared based on information available to Viterra Inc. (referred to herein as "Viterra" or the "Company") as of March 9, 2010. Management prepared this report to help readers interpret Viterra's consolidated financial results for the three months ended January 31, 2010 and January 31, 2009.

To support the discussion, this report includes information with respect to the agri-business industry, the markets in which the Company operates and trends that may affect operating and financial performance into the future. Please read this report in conjunction with Viterra's 2009 Annual Financial Review, the 2009 Business Review and the 2009 Annual Information Form, which are available on Viterra's website at www.viterra.ca, as well as on SEDAR's website at www.sedar.com, under Viterra Inc.

This MD&A, the unaudited Consolidated Balance Sheets, Statements of Earnings (Loss), Statements of Cash Flows, Statements of Comprehensive Income (Loss), Statements of Shareholders' Equity and Notes to the Consolidated Financial Statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars unless specifically stated to the contrary.

2.0 Company Overview

Viterra is a vertically integrated global agri-business headquartered in Canada with operations in North America, Australia and New Zealand.

The Company acquired, on September 23, 2009, all of the issued and outstanding common shares of ABB Grain Ltd. (referred to herein as "ABB", "Viterra Australia" or "Viterra"), an Australian based agri-business.

As a major participant in the value-added agri-food supply chain, Viterra's core businesses are organized among three primary segments: Agri-products sales and services (including financial products), Grain Handling and Marketing, and Processing (which includes both food and feed manufacturing). The consolidation of these segments was done to better align Viterra's external reporting with its internal operating structure.

Geographically, Viterra's operations are diversified across Western Canada, South Australia, New Zealand, and a feed production and marketing business throughout the western United States ("U.S."). The Company also has marketing offices in Canada, Australia, Japan, Singapore and Switzerland. Viterra participates in fertilizer manufacturing through its 34% ownership in Canadian Fertilizers Limited ("CFL"). It has wholly owned feed processing, oat milling, canola crushing and malt processing operations. It also has a 42% interest in Prairie Malt Limited ("Prairie Malt"), a Saskatchewan-based single site malting facility operated as part of Cargill Malt's operations. Viterra is involved in other commodity-related businesses through strategic alliances and supply agreements with domestic and international grain traders and food processing companies. The Company markets commodities directly to customers in more than 50 countries.

Viterra's shares trade on the Toronto Stock Exchange ("TSX") under the symbol "VT" and its CHESS Depository Interests ("CDIs") trade on the Australian Securities Exchange under the symbol, "VTA".

3.0 Summary and Analysis of Consolidated Results

Selected Consolidated Financial Information *(in thousands - except percentages and per share amounts)*	**Actual Three Months ended January 31, 2010***	2009	*Better (Worse)*
Sales and other operating revenues	**$ 1,785,750**	$ 1,381,741	*$ 404,009*
Gross profit and net revenues from services	**$ 276,093**	$ 122,571	*$ 153,522*
Operating, general and administrative expenses	**(186,325)**	(128,976)	*(57,349)*
EBITDA	**89,768**	(6,405)	*96,173*
Amortization	**(38,825)**	(26,178)	*(12,647)*
EBIT	**50,943**	(32,583)	*83,526*
Integration expenses	**(979)**	(1,676)	*697*
Loss on disposal of assets	**(366)**	(245)	*(121)*
Financing expenses	**(37,231)**	(9,250)	*(27,981)*
	12,367	(43,754)	*56,121*
Recovery of (provision for) corporate income taxes			
Current	**4,007**	(129)	*4,136*
Future	**(5,721)**	10,933	*(16,654)*
Net earnings (loss)	**$ 10,653**	$ (32,950)	*$ 43,603*
Earnings (loss) per share	**$ 0.03**	$ (0.14)	*$ 0.17*

** Includes results for Viterra Australia's operations unless otherwise stated.*

Consolidated sales and other operating revenues for the first quarter of fiscal 2010 increased $404.0 million to $1.8 billion, an increase from $1.4 billion in the first quarter of 2009. The primary reason for the sales increase in the first quarter was $685.7 million in sales contributions from Viterra's Australian operations, which were acquired on September 23, 2009. In the Company's North American operations, sales declined by $281.7 million compared to the first quarter of 2009, primarily due to lower commodity prices.

EBITDA (see Non-GAAP Measures in Section 11.0) was $89.8 million for the quarter, compared to an EBITDA loss of $6.4 million in the first quarter of 2009. The Company's Australian operations generated $66.6 million for the quarter. The remainder of the positive variance results from a $28.1 million fertilizer inventory write-down recorded in last year's first quarter. For further information on segment performance, see Section 4.0 "Segment Results".

Amortization for the three months ended January 31, 2010 was $38.8 million, an increase from the $26.2 million recorded in the same three-month period in 2009. The addition of Viterra Australia's assets for the first quarter of 2010 led to additional amortization of $9.2 million.

EBIT (see Non-GAAP Measures in Section 11.0) was $50.9 million for the quarter, compared to an EBIT loss of $32.6 million in the first quarter of 2009.

Adjustments to Financing Expenses *(in millions)*	**Actual Three months ended January 31,**		
	2010*	2009	*Change*
Total financing expenses	**$ (41.1)**	$ (13.7)	$ (27.4)
Adjustments added back:			
Interest income	**3.5**	3.4	0.1
CWB carrying charge recovery	**0.4**	1.0	(0.6)
Financing expenses	**$ (37.2)**	$ (9.3)	$ (27.9)

** Includes results for Viterra Australia's operations.*

As noted in the table above, financing expenses were $37.2 million for the first quarter of fiscal 2010, net of interest income and Canadian Wheat Board ("CWB") carrying charge recoveries. This compares to financing expenses of $9.3 million in the same period of 2009. After adjusting for interest income and recoveries, financing expenses increased by $27.4 million to $41.1 million in the first quarter of fiscal 2010. The increase is mainly due to increased levels of borrowings resulting from the acquisition of ABB, as well as interest on the $300.0 million note issuance in July 2009.

Viterra recorded a net corporate income tax provision of $1.7 million in the three-month period ended January 31, 2010, compared to a net corporate income tax recovery of $10.8 million in the same period of 2009.

The effective tax rate for the first quarter of fiscal 2010 was 13.9%, compared to 24.7% for the same period last year. The current quarter's effective tax rate differs from the Canadian statutory rate of 29% due to a variety of factors including the change in future tax rates applied to different tax assets and tax liabilities as well as the effect of foreign income tax rates differing from Canadian income tax rates.

Viterra's first quarter net earnings were $10.7 million or $0.03 per share, which compares to a net loss of $33.0 million or $0.14 per share in the same three-month period of 2009.

3.1 Select Quarterly Information

Select Quarterly Financial Information *For the quarters ended* *(in millions - except per share amounts)* *(Unaudited)*	January 31, 2010 Q1*	October 31, 2009 Q4 **	July 31, 2009 Q3	April 30, 2009 Q2	January 31, 2009 Q1	October 31, 2008 Q4	July 31, 2008 Q3	April 30, 2008 Q2
Sales and other operating revenues	$ 1,785.8	$ 1,423.4	$ 2,222.4	$ 1,608.0	$ 1,381.7	$ 1,716.8	$ 2,218.2	$ 1,525.4
Net earnings (loss)	$ 10.7	$ (0.9)	$ 120.7	$ 26.3	$ (33.0)	$ 46.8	$ 166.7	$ 33.6
Basic and Diluted earnings (loss) per share	$ 0.03	$ -	$ 0.51	$ 0.11	$ (0.14)	$ 0.20	$ 0.71	$ 0.16

** Includes results for Viterra Australia operations.*
*** Includes results for Viterra Australia operations from September 24, 2009 to October 31, 2009.*

In the Company's Western Canadian operations, earnings follow the seasonal pattern of prairie grain production. Activity peaks in the spring as inputs are purchased and new crops are sown and in the fall as mature crops are harvested. In the Company's Agri-products operations in North America, sales peak in May through July, corresponding with the growing season, supplemented by additional crop nutrient sales in the late fall, should weather permit. Viterra Financial's™ agency fees follow the pattern of sales in the underlying activity in Agri-products. The volume of North American grain shipments are relatively stable through the quarters,

but can be influenced by destination customer demand, the CWB's export program, and producers' marketing decisions which in turn are driven by commodity price expectations, harvest pressures and cash flow requirements. The level of grain receipts each quarter also depends on these factors.

In Australia, seeding begins in April and extends well into the second quarter, as do the corresponding crop input sales.

In the Company's Grain Handling and Marketing operations in Southern Australia, revenues are derived from storage, handling and marketing activities. The majority of grain flows into the system during the harvest period, which begins in October and continues through until the end of January. Viterra stores this grain until the Company and other marketers buy the commodities from grower customers. The purchase and subsequent shipment of grains and oilseeds occurs throughout the year and are dependent upon growers' cash flow requirements, global supply and demand fundamentals and commodity prices.

In the Company's Processing segment, the food processing operations in North America and Australia have earnings that are fluid, with continuous demand for products throughout each quarter. The feed products operations have relatively stable seasonal volume patterns throughout the year, with volumes in North America peaking during the winter months as feed consumption increases.

4.0 Segment Results

4.1 Grain Handling and Marketing

In the Grain Handling and Marketing segment, Viterra actively receives, processes, transports and markets grain and oilseed commodities through its networks of Canadian and South Australian grain handling and storage facilities to destinations around the world.

Grain Handling and Marketing *(in thousands - except percentages and margins)*		**Actual Three Months ended January 31, 2010***		2009		*Better (Worse)*
Gross profit and net revenues from services	$	**201,699**	$	96,064	$	105,635
Operating, general and administrative expenses		**(92,020)**		(48,139)		(43,881)
EBITDA		**109,679**		47,925		61,754
Amortization		**(18,108)**		(10,121)		(7,987)
EBIT	$	**91,571**	$	37,804	$	53,767
Total sales and other operating revenues	$	**1,340,991**	$	964,030	$	376,961
North American Operations *(tonnes)*						
Canadian Industry shipments - six major grains		**8,064**		7,981		83
Elevator receipts		**3,585**		3,611		(26)
Elevator shipments		**3,576**		3,772		(196)
Canadian Industry Terminal Handle		**5,693**		5,505		188
Port terminal receipts		**2,410**		2,087		323
Australian Operations *(tonnes)*						
Shipments		**635**		-		635
Receivals		**6,161**		-		6,161
Consolidated Global Pipeline *(tonnes)*						
North American shipments		**3,576**		3,772		(196)
Australian receivals		**6,161**		-		6,161
Total pipeline		**9,737**		3,772		5,965
Consolidated Pipeline Margin *(per tonne)*	$	**20.71**	$	25.47	$	(4.76)

** Includes results for Viterra Australia's operations unless otherwise stated.*

Industry Receivals and Shipments

Receipts and shipments in any given fiscal year are dependant upon production levels and carry-out stocks from the prior year. Commodity prices affect the timing of receivals into the system but are not the primary factor in revenue generation given the fee based nature of the business. In North America, Viterra purchases grains, oilseeds and special crops at the time they are delivered by farmers into its grain handling and marketing network. Grain flows in the first quarter can fluctuate somewhat depending on global demand, crop size, and prices of competing commodities.

Western Canadian industry shipments of the six major grains in the first three months of fiscal 2010 totaled 8.1 million tonnes, which is on par with shipments during the first quarter of 2009.

In South Australia, the majority of the production in that state flows into Viterra's system in the first quarter, with the exception of a small amount that remains on-farm. Viterra owns and operates approximately 95% of South Australia's storage and port terminal capacity. Viterra receives and warehouses grains and oilseeds until the farmer sells the commodities to a buyer. Commodities are purchased by Viterra or by a variety of other grain buyers throughout the year. The timing of these purchases and sales and the corresponding shipments through to export position are dependent on world demand and commodity price levels, as well as farmer cash flow requirements. Viterra's 9.6 million tonnes of storage capacity in South Australia is the primary storage used by farmers, and therefore the majority of the crop moves into its handling system during the first three months of the fiscal year – the period in

which harvest is completed. Buyers use Viterra's infrastructure to move commodities to export position, and Viterra earns fees for these services.

South Australian production for 2010, (harvested from October 2009 to January 2010) is estimated at 7.8 million tonnes, according to the March, 2010 Primary Industries and Resources South Australia ("PIRSA") Crop and Pasture Report, an increase of approximately 59% from last year's production of 4.9 million tonnes.

Viterra's North American Volumes

Viterra's shipments for the quarter ended January 31, 2010 were 3.6 million tonnes. This compares to 3.8 million tonnes for the comparable period in 2009. Viterra shipped 1.8 million tonnes of CWB grains during the quarter, on par with the comparable period last year. Open market grain shipments decreased by 0.2 million tonnes, reflecting lower canola shipments resulting from temporary import restrictions into China. Viterra's split between CWB grains and open market grain shipments for the quarter was 50/50, compared to a 48/52 split in the first quarter of 2009.

While this year's crop estimate is 51.8 million tonnes for the six major grains produced in Western Canada, (approximately 5% higher than the 10-year average), it is about 10% smaller than the record crop of 2008 when 57.7 million tonnes of grains and oilseeds were harvested across Western Canada.

At port terminal position, volumes through Viterra's export facilities totaled 2.4 million tonnes, up from 2.1 million tonnes in last year's first quarter reflecting higher CWB shipments for the period.

Viterra's South Australia Volumes

Viterra's Australian operation received 6.2 million tonnes of grains, oilseeds and special crops into its system in the first quarter. This quarter represents the first full quarter of contributions from that business.

From a shipments perspective, only 0.6 million tonnes were shipped through Viterra's South Australia port terminals during the quarter. Commodity prices were down in the quarter relative to previous quarters, which created a disincentive for growers to price their grain during the period. At the same time, from a merchandising perspective, Australian grain prices remained higher than world grain prices, causing marketers to temporarily turn to other growing regions for their sourcing requirements.

The following tables demonstrate Australian commodity prices year-over-year:

Select Australian Commodity Prices*	**Oct 31 2007**	**Oct 31 2008**	**Oct 31 2009**
$AUD Per Tonne			
Wheat (APW 10.5%)	$ 436.00	$ 296.00	$ 210.00
Feed Barley	$ 365.00	$ 230.00	$ 155.00
Malt Barley (Two row)	$ 430.00	$ 325.00	$ 175.00
Canola (Port Adelaide)	$ 580.00	$ 580.00	$ 398.00

**All prices are basis at track.*

Operating Results

Gross margins for the segment totaled $201.7 million, up from $96.1 million in the first quarter last year. The increase in gross margin was primarily attributable to a $103.8 million contribution from Viterra's Grain Handling and Marketing operations in Southern Australia. Gross margins per tonne for North America were in line with last year's first quarter, a result of improved drying and blending opportunities, which offset the slight decline in shipments.

On a consolidated per tonne basis, gross margins were $20.71 per tonne, solely the result of timing of shipments out of the Australian system in the first quarter. As noted earlier, growers were reluctant to sell and merchandisers were not active in the market. As a result, first quarter gross margins from South Australia primarily include receival revenue, which typically makes up about one-third of the revenue generated in that business. Revenues from storage, shipping and merchandising will materialize throughout the remainder of the year. Given the significant level of grain being warehoused in its system relative to last year, management expects full year global margins per tonne to remain within the previously stated annual guidance of $30 to $33 per tonne.

Operating General and Administrative ("OG&A") expenses for the Grain Handling and Marketing segment were $92.0 million in the first quarter of fiscal 2010, an increase of $43.9 million from the first quarter of 2009. The increase was primarily the result of the addition of the Australian operations for the quarter. OG&A expenses for the Australian operation are typically higher in the first quarter due to the addition of seasonal labour that is required to receive the harvest. North American OG&A expenses were consistent with the prior year's quarter.

The Grain Handling and Marketing segment generated $109.7 million in EBITDA for the quarter, of which $64.0 million was attributable to operations in South Australia. EBITDA from Grain Handling and Marketing operations in North America was $45.7 million, down $2.2 million from last year's first quarter, reflecting slightly better margins, which offset the volume decline.

EBIT was $91.6 million in the first quarter of 2010, compared to $37.8 million in the first quarter of fiscal 2009.

During the quarter, Viterra finalized its grain volume insurance program for the 2010/2011 crop. The program provides up to $75.0 million in coverage for reductions in grain production due to drought or other weather related events. Partial payments would be receivable in the event that a drop in grain production in the combined regions of Western Canada and South Australia cause Viterra's expected average annual grain shipments through its facilities in those regions to decline by approximately 25%. A full payout would be available if Viterra's expected grain shipments fell by more than 40%. Approximately 50% of the coverage limit has been placed for two years and approximately 25% has been placed for three years.

4.2 Agri-products

Viterra operates 259 agri-product retail facilities located across Western Canada and holds a 34% investment in CFL, a nitrogen fertilizer manufacturing plant located in Medicine Hat, Alberta. Through this investment, Viterra is entitled to receive 34% of

the approximately 1.4 million tonnes of merchantable product produced at the plant, split equally between granular urea and anhydrous ammonia ("NH_3").

This is the first quarter that contributions from the Company's financial products are included within this segment's results. Through Viterra Financial™ the Company acts as an agent of a Canadian chartered bank, extending unsecured and secured credit to support farmers' on-farm cash flow requirements, the majority of which are agri-products purchases. The profitability of this program relates to the level, duration and quality of credit in a given period, which is influenced by crop inputs, farm income levels, interest rates and to a lesser extent feed product demand.

Viterra has a small retail presence in South Australia, retailing crop inputs to growers. The Company initiated a comprehensive review of the products and services offered in the region and made the decision to exit the livestock marketing, general merchandise, and real estate businesses, which were deemed as non-core. None of these operations were material to the financial performance of this segment. Viterra is currently assessing appropriate business structures and existing customer service models in an effort to put in place a program that attracts and retains key grower customers and increases the value proposition for growers in Australia. As part of ongoing operations, Viterra will continue to operate a domestic wool network extending across the agricultural areas of Western Australia, South Australia and Victoria. Internationally, Viterra is the largest buyer of Australian wool and an exporter to key markets such as China, India and Italy.

Retail sales of agri-products are seasonal and correlate directly to the life cycle of the crop. In North America, the Company's agri-products sales historically average about 10% to 12% during the first quarter of each fiscal year. Viterra also receives pre-purchase payments from farm customers who want to order a portion of their agri-product requirements for the following spring. Actual sales are recorded when product is delivered. Seed bookings, prepayments and discussions with customers provide Viterra with an early indication of seeding intentions.

In Australia, few agri-products sales occur in the first quarter as growers are harvesting their crop. However, producers in both hemispheres are evaluating the performance of their seed from the previous harvest, grain supply and demand fundamentals, futures pricing, and the condition of their soil in order to determine what crops they intend to plant in the spring.

Operating Results

Agri-products *(in thousands - except percentages)*		**Actual Three Months ended January 31,** **2010***		2009		*Better (Worse)*
Gross profit and net revenues from services	**$**	**32,599**	$	(4,902)	$	37,501
Operating, general and administrative expenses		**(44,533)**		(36,197)		(8,336)
EBITDA		**(11,934)**		(41,099)		29,165
Amortization		**(11,182)**		(11,378)		196
EBIT	**$**	**(23,116)**	$	(52,477)	$	29,361
Operating Highlights						
Sales and other operating revenues	**$**	**215,274**	$	189,911	$	25,363
Fertilizer	**$**	**120,567**	$	169,718	$	(49,151)
Crop Protection	**$**	**4,092**	$	2,971	$	1,121
Seed	**$**	**578**	$	1,928	$	(1,350)
Wool	**$**	**68,739**	$	-	$	68,739
Financial Products	**$**	**4,763**	$	3,739	$	1,024
Equipment sales and other revenue	**$**	**16,535**	$	11,555	$	4,980
Margin *(% of Sales)*		**15.1%**		(2.6%)		17.7 pt
Fertilizer volume *(tonnes)*		**310**		269		41

** Includes results for Viterra Australia's operations unless otherwise stated.*

Sales and other operating revenues for the Agri-products segment during the first quarter of 2010 were $215.3 million, up $25.4 million from sales of $189.9 million for the same three-month period of 2009. Fertilizer volumes were 15% higher than the prior year's quarter reflecting solid demand in North America in November, when farmers were able to undertake some post-harvest activity.

Consolidated Fertilizer Volumes by Quarter *(in thousands of tonnes)*
For the quarter ended

Fiscal year	31-Jan	30-Apr	31-Jul	31-Oct	Total
2010 *	310				
2009	269	247	757	261	1,534

* Includes results for Viterra Australia operations.

As the following graph demonstrates, average prices across major fertilizer nutrients were significantly lower than the value of the prior year's record highs. While this negatively affected sales values for the quarter, it did encourage farmers to increase their pre-payments.

Western Canadian Wholesale Fertilizer Pricing - Urea vs Phosphate



$CAD/MT
1400
1200
1000
800
600
400
200
0
11/06/2006
01/01/2007
02/26/2007
04/23/2007
06/18/2007
08/13/2007
10/08/2007
12/03/2007
01/28/2008
03/24/2008
05/19/2008
07/14/2008
09/08/2008
11/03/2008
12/29/2008
02/23/2009
04/20/2009
06/15/2009
08/10/2009
10/05/2009
11/30/2009
01/25/2010
Urea
Phosphate (MAP)

Source: Viterra Company Reports

Customer retail pre-payments in North America totaled $272.0 million at the end of January 2010, which compares to $242.0 million last year. Pre-payments during the first three months of 2010 were primarily for fertilizer products, while last year farmers chose to pre-pay for a variety of crop input products.

Sales of the Company's crop protection products increased by 38% to $4.1 million, reflecting good supplies relative to last year and favourable fall conditions that supported the application of granular product. Western Canadian equipment sales remained robust, up 13% relative to last year's first quarter. Growers increased their purchases of grain storage bins this year. In contrast, last year's sales primarily consisted of smooth-walled fertilizer bins.

North American seed sales during the first quarter were $0.6 million compared to $1.9 million reported in the three months ended January 31, 2009. Last year, Viterra was able to capture some wholesale sales due to forage seed shortages in the U.S., the primary reason for higher sales last year. Seed bookings for the upcoming spring 2010 selling season in Canada have been strong. As such, the variance in the first quarter is not reflective of demand for the majority of Viterra's most prominent seed varieties.

Revenues from the Company's Australian wool business during the first quarter were $68.7 million. Activity in the December through January period is typically slow in the wool market. However, this year, speculation of a general economic recovery in 2010 improved demand from the Chinese market.

Revenues derived from Viterra's financial products were $4.8 million, an increase from $3.7 million in the same period a year earlier. This increase was primarily due to additional revenue from the Company's carbon credit business.

Segment gross margins were $32.6 million, $37.5 million better than the $4.9 million loss in the first quarter of 2009. Gross margins for the agri-product operations in North America, excluding the financial products contribution, were $21.6 million, a significant increase from the gross margin loss of $8.6 million in the first quarter of 2009. Gross margins in the first quarter of 2009 were impacted by the $28.1 million

fertilizer inventory write-down in that period. This year, the Company experienced slightly higher volumes but lower retail margins due to competitive pressures in the western Canadian market. Crop protection product margins were on par with last year's first quarter and equipment margins were higher. The gross profit contribution from financial products was $4.2 million compared to $3.7 million for the same period last year.

OG&A expenses increased by $8.3 million reflecting the addition of costs associated with the Australian operation as well as a $2.4 million increase for the Canadian operations, primarily related to wage increases and higher benefit costs.

EBITDA for the quarter was a loss of $11.9 million compared to a loss of $41.1 million in the first quarter of 2009. Included in the EBITDA results for the first quarter were $2.5 million from financial products and $0.9 million from the Australia operations.

EBIT for the first quarter was a loss of $23.1 million compared to a loss of $52.5 million in the first quarter of fiscal 2009.

4.3 Processing

Viterra's Processing segment is an important component of the Company's value chain. This segment extends the Company's pipeline by producing semi-finished and finished food ingredients to consumer products and food processors around the world. Viterra also processes livestock feed, ingredients and nutritional supplements to support the healthy development of animal species raised by livestock producers in Canada, the United States, Australia, New Zealand and other protein producing nations.

This is the first quarter for the consolidation of the Company's food processing and feed products business operating results into the Processing segment. Also included, for the first full quarter of 2010, is the contribution of its Australian malt operations and New Zealand feed operation acquired in September 2009.

Viterra's North American processing operations in Canada include three oat milling facilities, a canola processing facility and six feed mills located across Western Canada. In the U.S., the operations include six feed mills located in New Mexico, Texas and Oklahoma. Viterra manufactures approximately 235,000 tonnes of oat and specialty grain products, crushes up to 345,000 tonnes of canola and produces over 2.0 million tonnes of feed from its North American operations annually. As well, the Company has a 42% ownership interest in Prairie Malt.

Through the acquisition of ABB, Viterra is now Australia's largest malt processor, operating eight processing plants strategically positioned across Australia, with production capacity of up to 500,000 metric tonnes annually. The split of domestic versus export sales for Viterra's malt operation in Australia is relatively constant throughout the year at 20/80 respectively.

Viterra is now also a major player in the New Zealand feed market with a presence across the supply chain, from marketing and accumulation to storage, freight, milling

and the sale of end-use products. It is a key importer and distributor of grains and meals to the New Zealand market. The New Zealand operation processes about 155,000 tonnes of feed annually and is currently constructing an 180,000 tonne feed mill in South Auckland, New Zealand, to be completed in mid-2010.

Processing *(in thousands - except percentages and margins)*		**Actual Three Months ended January 31, 2010***		**2009**		*Better (Worse)*
Gross profit and net revenues from services	**$**	**41,795**	$	31,409	*$*	*10,386*
Operating, general and administrative expenses		**(18,609)**		(19,649)	*$*	*1,040*
EBITDA		**23,186**		11,760	*$*	*11,426*
Amortization		**(7,842)**		(4,468)	*$*	*(3,374)*
EBIT	**$**	**15,344**	$	7,292	*$*	*8,052*
Sales and other operating revenues	**$**	**311,508**	$	245,754	*$*	*65,754*
Operating Highlights - Food						
Food sales volumes *(tonnes)*						
Australian Malt		**111**		-		*111*
Canadian Malt		**16**		18		*(2)*
Oats		**54**		52		*2*
Canola		**59**		-		*59*
Consolidated food margin *($ per tonne sold)*	**$**	**97.01**	$	64.50	*$*	*32.51*
Operating Highlights - Feed						
Feed sales volumes *(tonnes)*		**573**		560		*13*
Consolidated feed margin *($ per tonne sold)*	**$**	**32.31**	$	48.03	*$*	*(15.72)*

** Includes results for Viterra Australia's operations unless otherwise stated.*

Sales in the Processing segment for the quarter were $311.5 million, up $65.8 million from $245.8 million during the comparable period of 2009. The year-over-year increase in sales primarily reflects:

- The addition of the Australian malt business, which generated sales of $79.5 million for the quarter;
- The acquisition of a canola crush plant in June of 2009, which generated $30.4 million in sales for the quarter;
- The addition of the New Zealand feed business, which generated sales of $18.1 million for the quarter; and
- While volumes were on par with last year, North American feed revenue declined $55.5 million in the first quarter of fiscal 2010, a direct result of lower feed commodity prices compared to the same period in fiscal 2009

Sales volumes in Viterra's malt business in Australia were 111,000 tonnes, reflecting some lingering effects from a slow Southeast Asian malt market. Volumes in Viterra's oat business were slightly ahead of last year with a similar product mix. Oil sales and margins were strong for Viterra's canola processing business, although contributions for the quarter were lower than would normally be expected because of a 10-day plant shutdown, together with the impact on sales of import restrictions for canola meal into the U.S. Prairie Malt's sales reflect higher selling prices due to a change in mix favoring premium export contracts.

Viterra's North America feed products operations generated sales of $141.8 million compared to $197.3 million for the three months ended January 31, 2009 reflecting continued weakness in the U.S. market offset partially by improved demand in

Canada. However, recent activity in the industry has suggested that U.S. dairy producers are beginning to re-stock herds and are re-introducing fully manufactured feed into their nutritional mix.

Gross profit for the Processing segment totaled $41.8 million, which compares to $31.4 million in the first quarter last year. Gross margin per tonne on food related product was $97.01 per tonne reflecting the contribution of malt margins on the overall product mix. Prairie Malt's results improved over last year's primarily because of a $2.5 million foreign exchange loss that was recorded in last year's first quarter.

Gross margins for feed on a combined basis were $32.31 per tonne, compared to $48.03 per tonne in last year's first quarter. During the quarter, the Company changed its classification of costs related to feed processing to more closely align internal and external reporting (See Note 2a) in the Notes to the Consolidated Financial Statements). The impact of this accounting policy change was to increase cost of sales and reduce OG&A expenses by $1.7 million. Excluding the impact of the accounting policy change, margins are in line with management's expectation given the slow recovery in the North American livestock industry and the current issues in the New Zealand dairy market.

OG&A expenses for the Processing segment decreased from the corresponding period last year. On an operations basis the following trends were present:

- OG&A expenses decreased for the feed products operations in North America, by $8.4 million to $9.3 million, due to synergies materializing from the integration of the feed assets acquired in 2008 and the transformation of the Canadian and U.S. feed products businesses into a single North American group;
- OG&A expenses for the New Zealand feed products operations were $1.5 million for the quarter; and
- OG&A expenses for the food processing operations in Canada and Australia were $6.5 million and $1.4 million respectively. For the Canadian operations, OG&A expenses increased $4.5 million from the corresponding period last year.

The Processing segment EBITDA for the quarter was $23.2 million, an increase of $11.4 million from the first quarter of fiscal 2009. The increases are primarily attributable to:

- EBITDA of $15.5 million from food processing in the quarter, which is up $13.0 million from the first quarter of 2009. This includes a contribution of $8.3 million from the Australian malt business.

- EBITDA of $7.7 million from feed products, which compares to an EBITDA of $9.2 million in the first quarter of 2009.

Segment EBIT for the quarter was $15.3 million, compared to $7.3 million in the first quarter of fiscal 2009.

4.4 Corporate Expenses

Corporate expenses *(in thousands)*	**Actual Three Months ended January 31,** **2010***	 2009	*Better (Worse)*
Operating, general and administrative expenses	$ **(31,163)**	$ (24,991)	$ (6,172)
Amortization	**(1,693)**	(211)	(1,482)
EBIT	$ **(32,856)**	$ (25,202)	$ (7,654)

** Includes results for Viterra Australia's operations.*

Corporate OG&A expenses were $31.2 million in the first quarter of fiscal 2010, compared to $25.0 million in the first quarter of 2009, primarily due to the inclusion of $7.3 million of corporate expenses for Viterra Australia. This was offset by slightly lower stock-based compensation expense recorded in the quarter.

5.0 Outlook

In addition to other sections of the Company's report, this section contains forward-looking information and actual outcomes may differ materially from those expressed or implied therein. For more information, please see "Forward-Looking Information" in Section 13.0 of this report.

The December 3, 2009 Statistics Canada final production estimate revealed that western Canadian producers harvested 51.8 million tonnes of grains and oilseeds (6 major grains), 5% above the historical average but 10% lower than the record crop of 2008. Western Canadian on-farm stocks as at December 31, 2009 (six major grains) were down a modest 4.2% from last year to 36.8 million tonnes. According to the Canadian Grain Commission ("CGC"), Canadian bulk grain exports of the six major grains crop year to date (from August 1, 2009 to January 31, 2010) were 14.0 million tonnes compared to 14.2 million tonnes during the same period a year earlier.

Optimism remains for the rest of the crop year given the strong export forecast that the CWB recently released. In January, the CWB announced an export target of 18.7 million tonnes, up from 18.3 million tonnes last year. The last time total exports exceeded this amount was in 1999-2000, when exports reached 19.2 million tonnes. While management believes these targets are achievable, some challenges exist, most notably with durum as it suffers from an oversupply with world production now estimated at near record levels.

Based on year-to-date producer marketings, management still anticipates CGC marketings to be in the 33.0 million tonne range for the year. This moderate decline in marketings from last year will result in carry-out stocks remaining above historical levels. These are projections and have the ability to change based on domestic demand and international requirements from importing countries around the world. The economic recovery of importing nations will also play a significant role in trade flows going forward.

As noted earlier, the current South Australia crop production estimate is 7.8 million tonnes, well ahead of the 4.9 million tonnes produced in that state in fiscal 2009. In addition, there was 0.7 million tonnes of carry-in stock at the beginning of this fiscal

year. For Viterra, shipments are expected to pick up in the second and third quarters with some movement into the fourth. Management currently expects carry-out stocks in the South Australia system at the end of the fiscal year to be in the 2.2 million tonnes range. The assumption of increased carry-out stocks is attributable to the reluctance of growers, at this time, to price all of their grain due to lower commodity prices.

Based on information available to date, management retains its projected global grain pipeline margin guidance of $30-$33 per tonne. However, it is important to note that the annual margin should build across the quarters through the fiscal year, in part due to the nature of the Australian business, and should be viewed within the context of the entire fiscal year.

Strong farm incomes in 2009 and relatively good grain and oilseed prices (compared to historical values) are positive indicators for the Agri-product segment for 2010. Even though there is some uncertainty among growers about which crops to grow, given the volatility of world commodity prices, producers appear to be cautiously optimistic. The expectation is that canola acreage will increase from the 11.8 million tonnes harvested in 2009. Industry participants project canola acreage for 2010 to range from 16.0 million to 17.0 million. This would be positive for the Agri-products segment given a large portion of its proprietary seed varieties are canola.

Within the North American Agri-products operations, demand is expected to be favourable in the upcoming growing season, as illustrated by a 12% year-over-year increase in producer pre-payments. It is important to note that sales of crop input products are contingent on favourable weather conditions during the period.

Soil nutrient levels in Western Canada have been depleted over the last number of years and good production of the 2009 crop only contributed further to this depletion. Demand for fertilizer is expected to be strong in the spring. Replenishing soil nutrient levels is important to maximizing yields. Fertilizer margins for the upcoming season are expected to be higher, on average, than those experienced in fiscal 2009.

Contributions from Viterra's oat processing operations are expected to remain similar to last year's performance. Oat supplies from the 2009 harvest are adequate and the quality for milling purposes is generally average to very good, which should support efficient production yields. Growth of premium products with oat ingredients has slowed and is expected to be stagnant due to current global economic conditions.

Overall, in fiscal 2010 food processing operations' results are expected to be consistent with historical trends. For the canola crush facility, production is expected to be normalized in the coming months. With regard to the Australian malt operations, the Southeast Asian market is beginning to show signs of a demand recovery. However, volumes are expected to be slightly lower than a year ago on an annual basis.

For the Canadian and US feed sectors, the decline in feed ingredient costs are expected to be positive for feed customers in fiscal 2010, however the high Canadian Dollar will temper the results of non-supplied managed beef and swine sectors in Canada. Demand from dairy and poultry customers in Canada will remain stable with 2010 expected to be a recovery year for the US dairy and Canadian beef and swine

sectors. If the anticipated recovery in these sectors materializes, overall feed volumes trends should be positive.

For the feed operations in New Zealand persistent dry conditions are expected to result in higher sales volumes for protein feed products, however margins in this market are expected to remain compressed.

For fiscal 2010 Viterra's effective tax rate is expected to range between 26% and 28%, lower than the current 29% Canadian expected rate, reflecting the impact of global operations.

6.0 Liquidity and Capital Resources

6.1 Cash Flow Information

Cash Flow Provided by (Used in) Operations *(in thousands - except per share amounts)*	**Actual Three Months ended January 31, 2010***	2009	*Better (Worse)*
EBITDA	$ **89,768**	$ (6,405)	$ 96,173
Add (Deduct):			
Employee future benefits	**1,662**	1,326	336
Other items	**346**	5	341
Adjusted EBITDA	**91,776**	(5,074)	96,850
Integration expenses	**(979)**	(1,676)	697
Cash interest expense	**(34,657)**	(8,018)	(26,639)
Pre-tax cash flow	**56,140**	(14,768)	70,908
Current income tax recovery (expense)	**4,007**	(129)	4,136
Cash flow provided by (used in) operations	$ **60,147**	$ (14,897)	$ 75,044
Per share	$ **0.16**	$ (0.06)	$ 0.22

** Includes results for Viterra Australia's operations.*

For the three months ended January 31, 2010, cash flow provided by operations (see Non-GAAP Measures in Section 11.0) increased by $75.0 million (or $0.22 per share). Improved cash flow in 2010 reflects higher EBITDA, offset primarily by higher cash financing costs. The current income taxes recovery in 2010 includes a loss for tax purposes for the current three-month period from the Canadian operations. The Company expects to fully utilize this tax loss against income generated during the remainder of fiscal 2010.

Cash Flow Provided by (Used in) Operating Activities *(in thousands)*	**Actual Three Months ended January 31, 2010***	2009	*Better (Worse)*
Free Cash Flow **			
Cash flow provided by (used in) operations	$ **60,147**	$ (14,897)	$ 75,044
Property, plant and equipment expenditures	**(25,549)**	(14,694)	(10,855)
Free Cash Flow	$ **34,598**	$ (29,591)	$ 64,189

** Includes results for Viterra Australia's operations.*
*** See Non-GAAP Measures in Section 11.0.*

Free cash flow is measured by cash flow provided by (used in) operations less capital expenditures and does not reflect changes in non-cash working capital (see Non-GAAP Measures in Section 11.0). For the three months ended January 31, 2010, free cash flow increased by $64.2 million from the comparable period of the prior year. The increase reflects improved EDITDA offset primarily by higher cash interest expense and higher property, plant and equipment expenditures.

6.2 Investing Activities

Viterra's capital expenditures for the three months ended January 31, 2010 were $25.5 million of which approximately half were incurred at Viterra Australia. This compares to $14.7 million for the comparable period of the prior year. Capital expenditures reflect a number of capital improvements and upgrades undertaken in the ordinary course of business.

On an annualized basis, Viterra expects consolidated capital expenditures of approximately $140.0 million. These are expected to be funded by cash flow provided by operations.

6.3 Non-cash Working Capital

Non-Cash Working Capital *(in thousands)*	**As at January 31**			**Change Attributable to Viterra Australia**	**Change Excluding Viterra Australia**
	2010*	2009	*Change*		
Inventories	$ **1,119,914**	$ 854,793	$ 265,121	$ 344,454	$ (79,333)
Accounts receivable	**934,899**	653,194	281,705	413,291	(131,586)
Prepaid and deposits	**242,955**	119,167	123,788	14,595	109,193
Accounts payable and accrued liabilities	**(1,036,971)**	(808,645)	(228,326)	(226,092)	(2,234)
	$ **1,260,797**	$ 818,509	$ 442,288	$ 546,248	$ (103,960)

** Includes results for Viterra Australia's operations.*

Inventory levels at January 31, 2010 were $1,119.9 million (including Viterra Australia - $344.5 million) compared with $854.8 million at January 31, 2009. Exclusive of Viterra Australia, inventory levels fell by $79.3 million, which primarily reflects lower agri-product inventory due mainly to lower fertilizer prices.

Accounts receivable at January 31, 2010, were $281.7 million higher than at January 31, 2009. Viterra Australia accounted for an increase of $413.3 million. Exclusive of Viterra Australia, accounts receivable fell by $131.6 million, which primarily reflects lower CWB receivables and other grain trade receivables, which reflect lower commodity prices.

Prepaid expenses and deposits at January 31, 2010 were $243.0 million compared with $119.2 million at January 31, 2009. Exclusive of Viterra Australia, prepaid expenses and deposits increased by $109.2 million, which is primarily due to higher prepaid North American agri-product inventory deposits.

6.4 Financing Activities

Key Financial Information * *(in thousands - except percentages, pts and ratios)*		**As at January 31**			
		2010		2009	*Better (Worse)*
Total Debt, Net of Cash and Cash Equivalents	$	**814,140**	$	36,872	$ (777,268)
EBITDA *(three months ended January 31)*	$	**89,768**	$	(6,405)	$ 96,173
Ratios					
Current Ratio		**2.42 x**		2.79 x	(0.37 x)
Total Debt-to-Capital		**29.2%**		25.2%	(4.0 pt)
Long-Term Debt-to-Capital		**25.8%**		24.5%	(1.3 pt)

* *See Non-GAAP Measures in Section 11.0.*

Viterra's balance sheet at January 31, 2010 remained strong with total debt-to-capital of 29.2% (25.2% at January 31, 2009). Viterra had no cash drawings on its $800.0 million North American revolving credit facility at January 31, 2010, and had $477.0 million Australian Dollars ("AUD") drawn on the $1.2 billion AUD operating facility that funds Viterra Australia.

The Company's total debt increased by $705.8 million from the previous year. This is primarily due to Viterra Australia's short-term borrowings ($174.5 million AUD) and long-term debt ($310.7 million AUD) combined with a new issuance of $300.0 million in senior unsecured notes in July 2009. These new borrowing increases were partially offset by principal repayments made on the term credit facility and the total repayment of Member Demand Loans in September 2009.

The Company's total debt, net of cash and short-term investments, increased $777.3 million from the same period last year. This resulted from the increase in total debt explained above ($705.8 million), offset by a decrease in cash and short-term investments of $77.5 million. This decrease in cash and short-term investments is presented in detail in the Consolidated Statements of Cash Flows.

The Company maintains an active role in all decisions affecting cash distributions from principal subsidiaries (those in which the Company has at least a 50% interest). The Company does not rely on distributions from subsidiaries or joint ventures to fund its capital spending programs or to meet its financial obligations.

In January 2010, $300.0 million AUD of cash was used to reduce the short-term debt of Viterra Australia. This action is expected to reduce the Company's interest expense (net of interest otherwise earned on short-term investments) by approximately $1.3 million per month. Availability under the $1.2 billion AUD facility was not impacted.

Short-term debt is used during the year to finance operating requirements, which primarily consist of inventory purchases and financing of accounts receivable.

In the Grain Handling and Marketing segment, the level of short-term debt can also fluctuate as a result of changes in underlying commodity prices and the timing of grain purchases, while, in the Agri-products segment, changes in fertilizer prices can impact inventory values and customer and inventory prepayments.

Management believes that cash flow from operations and its access to undrawn credit facilities will provide Viterra with sufficient financial resources to fund its working capital requirements, planned capital expenditure programs, and debt servicing requirements. This belief is predicated upon the Company's expectations of future commodity and crop input prices, and the expected turnover of inventory and accounts receivable components of working capital. (See Forward-Looking Information in Section 13.0 of this MD&A).

6.5 Debt Ratings

The following table summarizes the Company's current credit ratings:

	Corporate Rating	Senior Unsecured Notes	Term Credit Facility	Revolving Credit Facility	Trend
Standard & Poor's	BBB-	BB+	n/a	BBB	Stable
DBRS Limited	n/a	BBB (Low)	BBB (Low)	n/a	Stable
Moody's Investors Service	Ba1	Ba1	n/a	n/a	Stable

On January 25, 2010, Moody's Investor Service ("Moody's") confirmed the Company's Ba1 Corporate Family Rating (one level below investment grade) and revised its outlook of "Under review for possible downgrade" to "Stable".

Subsequent to quarter-end, on March 6, 2010, Standard & Poors upgraded its corporate credit rating on Viterra to investment grade with a stable trend based on its belief that the company has materially enhanced its business risk profile with the acquisition of ABB Grain Ltd and that it will preserve its investment-grade credit measures.

6.6 Contractual Obligations

The following table summarizes the Company's outstanding contractual obligations as at January 31, 2010:

Contractual Obligations *(in thousands)*		Principal Payments Due by Period			
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Balance Sheet Obligations					
Short-term debt	$ 165,067	$ 165,067	$ -	$ -	$ -
Long-term debt	1,285,042	311,959	34,334	737,309	201,440
Other long-term obligations	138,639	23,805	37,069	20,133	57,632
	1,588,748	500,831	71,403	757,442	259,072
Other Contractual Obligations					
Operating leases	$ 124,933	$ 32,341	$ 44,186	$ 22,333	$ 26,073
Purchase obligations [1]	477,863	474,463	3,084	316	-
	602,796	506,804	47,270	22,649	26,073
Total Contractual Obligations	$ 2,191,544	$ 1,007,635	$ 118,673	$ 780,091	$ 285,145

[1] *Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale.*

6.7 Off-Balance Sheet Arrangements

6.7.1 Viterra Financial

Viterra Financial™ provides grain and oilseed producers with secured and unsecured working capital financing, through a Canadian chartered bank, to purchase the Company's fertilizer, crop protection products, seed and equipment. Outstanding credit was $393.2 million at January 31, 2010, compared to $326.1 million at January 31, 2009. Overall, 90% of the current outstanding credit relates to Viterra Financial™'s highest credit rating categories. The Company indemnifies the bank for 50% of future losses under Viterra Financial™ to a maximum limit of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at January 31, 2010, Viterra has provided $3.7 million for actual and future expected losses.

Viterra Financial™ also provides livestock producers with secured and unsecured financing through a Canadian chartered bank to purchase feeder cattle, and related feed inputs under terms that do not require payment until the livestock are sold. Viterra Financial™ approved $93.7 million, compared to $95.2 million in the first quarter of fiscal 2009, in credit applications for Viterra's Feed Products customers, of which these customers had drawn $46.7 million at January 31, 2010 (January 31, 2009 - $37.7 million). The Company has indemnified the bank for aggregate credit losses of up to $10.4 million based on the first 20% to 33% of new credit issued on an individual account as well as for credit losses, shared on an equal basis, of up to 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding. As at January 31, 2010, the Company had provided about $0.5 million for actual and expected future losses.

7.0 Outstanding Share Data

The market capitalization of the Company's 371.6 million issued and outstanding shares at March 9, 2010 was $3.6 billion or $9.65 per share. The issued and outstanding shares at March 9, 2010, together with securities convertible into common shares are summarized in the following table:

As at March 9, 2010 *(Unaudited)*	
Issued and outstanding Common Shares	371,596,883
Securities convertible into Common Shares:	
Stock Options	2,704,641
	374,301,524

8.0 Other Matters

8.1 Accounting Policy Changes

8.1.1 International Financial Reporting Standards

In February 2008, the Accounting Standards Board ("AcSB") announced that 2011 is the changeover date for publicly accountable enterprises to replace Canadian GAAP with International Financial Reporting Standards ("IFRS"). The date relates to interim and annual financial statements for fiscal years beginning on or after January 1,

2011, which will be applicable for Viterra's first quarter of fiscal 2012. Viterra will also be required to provide IFRS comparative information for the previous fiscal period.

Viterra has undertaken a project to assess the potential impacts of its transition to IFRS. A detailed project plan was developed and working teams formed to ensure compliance with the new standards. A steering committee of senior individuals from Finance, Treasury, Legal, Investor Relations and Information Technology has been established to monitor progress and review and approve recommendations from the working teams. Quarterly IFRS updates are provided to the Audit Committee of the Board of Directors.

Viterra has committed the appropriate resources and training to ensure the Company is compliant by the transition date. Part of the work that will be completed will include an assessment of the impact to accounting, financial reporting, information technology systems as well as certain contractual arrangements. The project has been broken down into four key phases, including Project Initiation and Initial Assessment, Detailed Assessment, Design and Execution.

Viterra has completed both the Initial and Detailed Assessment phases of its project plan. Key segments of these phases included determining accounting policy and disclosure changes that will be required upon transition to IFRS as well as the exemptions relating to IFRS 1, First-time Adoption of International Financial Reporting Standards.

Set out below is the significant difference between GAAP and IFRS that the Company has currently identified. Viterra continues to monitor standards development as issued by the International Accounting Standards Board and, as standards change or are issued, there may be additional impacts on Viterra's assessment. In addition, Viterra may identify additional differences or experience changes in its business that may have an impact on the assessment.

A material item was identified for employee benefits based on differences between GAAP and IFRS relating to the accounting for defined benefit pension plans. IFRS has several technical differences from current GAAP accounting for defined benefit pension plans. As well, there are several accounting policy choices that are available under IFRS for pension accounting, including a choice that is similar to what the Company currently employs under GAAP. Compared to GAAP, IFRS introduces differences in the calculation of the expected future benefit, the liability for minimum funding requirements, the valuation allowance, and the interaction thereof.

All other identified differences are considered unlikely to have a significant impact on Viterra's Consolidated Financial Statements. These differences include:

- Presentation and Disclosure
- Business Combinations
- Impairment
- Provisions
- Share-based Payments
- Leases
- Foreign Currency Translation
- Income Taxes

In addition to the above noted differences, the Company has performed an assessment regarding IFRS 1 - First-time Adoption of International Financial Reporting Standards. IFRS 1 requires that first time adopters of IFRS retrospectively apply all effective IFRS standards and interpretations to determine the opening balance sheet as at the transition date. IFRS 1 provides for certain optional exemptions and mandatory exceptions to this general rule. At this stage, the Company is expecting to elect the following material optional exemptions under IFRS 1 that will apply as at the transition date of November 1, 2010:

- Business combinations – The Company expects to elect not to apply IFRS 3, Business Combinations, retrospectively to business combinations that occur prior to the transition date;

- Fair value or revaluation as deemed cost – An entity may elect to measure an item of property, plant and equipment at the transition date at its fair value and use that fair value as its deemed cost at that date. Viterra expects to elect to use a previous revaluation and an event driven fair value measurement that occurred prior to the transition date as deemed cost at the date of the revaluations;

- Employee benefits – Retrospective application of the corridor approach for recognition of actuarial gains and losses in accordance with IAS 19, Employee Benefits, would require a company to split the actuarial gains and losses from the date benefit plans were established to the transition date between a recognized and an unrecognized portion. Viterra expects to elect to recognize all cumulative actuarial gains and losses for all plans that exist at the transition date in opening retained earnings; and

- Currency translation differences – Retrospective application of IFRS would require Viterra to determine the translation differences in accordance with IFRS from the date a subsidiary or associate was formed or acquired. Viterra expects to elect to reset all cumulative translation gains and losses to zero at the transition date.

As Viterra continues to monitor IFRS standards changed or issued there may be changes to the Company's expectations regarding these IFRS 1 optional exemptions. In addition, Viterra may identify circumstances or experience changes in its business that may have an impact on these expectations.

Viterra is currently working on the Design phase of its conversion project. Work has focused on areas assessed in the Detailed Assessment phase to have the greatest impact on results, disclosures and systems. Key segments of this phase include the design of implementation plans for all work streams affected by IFRS and drafting financial statements and notes to comply with IFRS. Based on work completed to date no significant changes required to the Company's information technology and data systems have been identified. The design work includes assessing the impact of changes on the design and effectiveness of internal controls and the development of controls over the transition. The Company will continue to assess the impact of the transition on information technology and data systems as well as on internal controls. The Company continues to provide training on IFRS throughout the organization on

both current IFRS and potential changes in the standards to ensure the impacts are understood across the organization and any new differences are identified. Throughout the project there continues to be ongoing communication of identified differences, the implementation decisions made and the impact of those decisions on each area of the business.

8.1.2 Cost of Conversion of Inventories

During the quarter, the Company changed its classification of costs related to feed processing to more closely align internal and external reporting. The result of the change was a reclassification between Cost of sales and OG&A expenses. This change is considered to be a change in accounting policy and, therefore, was treated retrospectively with restatement of the prior year. The impact of the change in policy on the current period and the prior fiscal year is disclosed in Note 2 a) of the Consolidated Financial Statements.

8.2 Critical Accounting Estimates

In preparing the Company's Consolidated Financial Statements, management is required to make estimates, assumptions and judgments as to the outcome of future events that might affect reported assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Such assessments are made using the best information available to management at the time. Although management reviews its estimates on an ongoing basis, actual results may differ from these estimates as confirming events occur. The following is an analysis of the critical accounting estimates that depend most heavily on such management estimates, assumptions and judgments, any changes which may have a material impact on the Company's financial condition or results of operations. For more information about certain assumptions and risks that might affect these estimates, assumptions and judgments, refer to Section 13.0, Forward-Looking Information.

8.2.1 Future Income Taxes

At January 31, 2010, the Company had consolidated loss carry-forwards of $54.6 million, compared to $184.7 million at January 31, 2009, including $27.4 million of losses for which a full valuation allowance has been taken. Of the $27.4 million of losses, $25.0 million relate to inactive subsidiaries of which the Company has less than a 100% interest. The Company has recorded a corresponding future tax asset of $8.4 million, net of a valuation allowance of $6.8 million, related to the loss carry-forwards of subsidiaries.

9.0 Integration

As described in the Company's 2009 Annual report, on September 23, 2009, the Company acquired all of the issued and outstanding common shares of ABB, an Australian agri-business.

Integration of the two companies is progressing well. During the past quarter, the Company utilized its standard Merger & Acquisition Integration Playbook, tools and methodology to complete the development of detailed synergy plans and comprehensive 12 to 18 month integration program plans. These plans detail how

each integration team will deploy their operating model, achieve their full synergy run rate in line with targets and complete other integration activities. Some of the key milestones from the integration process achieved during the last quarter include:

- Appointed Rob Gordon as President South-East Asia and Senior Vice-President of Viterra responsible for the successful integration and enhancement of the Company's Australian and New Zealand operations;
- Completion of the operating model changes for the Viterra Australia / New Zealand operations;
- Substantial progress in rebranding (email, website, signage tender, customer outputs, etc.);
- Collaboration across Grain Merchandising, Transport and Logistics and Operations functions to capture blending and arbitrage opportunities; and
- Completion of several IT Project Charters and the launch of several IT Projects.

Shareholders should benefit from estimated gross synergies of approximately $30.0 million, with about $20.0 million to be achieved in the Grain Handling and Marketing segment, $9.0 million through reduced corporate expenses and the remaining $1.0 million in various other segments. These synergies will be generated primarily through revenue and cost efficiency, with the full annualized benefit to be delivered in fiscal 2012. Detailed implementation plans have recently been completed to achieve these targeted synergies. As at January 31, 2010, the Company had achieved a total of $3.2 million in synergies.

Integration costs related to severance and closures incurred by or related to ABB have been accrued on the balance sheet as part of the acquisition price of the ABB shares in accordance with the purchase method of accounting, with a corresponding increase in goodwill. On a pre-tax basis, estimated total net integration costs for both entities, which include share issuance costs and refinancing costs, are about $113.2 million, of which about $76.0 million has already been incurred ($4.5 million in the current fiscal year), including $18.3 million of costs accrued and outstanding. These costs are being financed by free cash flow.

10.0 Risks and Risk Management

Viterra faces certain risks which can impact its financial performance. For additional information on other risks and general business information, readers should review the 2009 Management's Discussion and Analysis and the 2009 Annual Information Form.

10.1 Foreign Exchange Risk

The Company undertakes certain transactions denominated in foreign currencies and as a result foreign currency exposures arise. The Company is exposed to foreign exchange risk on financial commodity contracts, which are denominated in foreign currencies, and on its investment in foreign subsidiaries. The Company uses derivative financial instruments, such as foreign currency forward contracts and futures contracts, and options to limit exposures to changes in foreign currency denominated assets and liabilities as well as anticipated transactions.

The acquisition of ABB has exposed the Company to the impact of changes in the AUD to Canadian dollar exchange rate on its net investment in Viterra Australia. For accounting purposes, ABB is considered a self-sustaining entity and therefore the impact of changes in the exchange rate will be recognized in the Accumulated Other Comprehensive Income (Loss) section of the Company's Consolidated Statement of Shareholders' Equity.

To the extent that the Company has not fully hedged its foreign exchange risks, a fluctuation of the Canadian dollar against the U.S. Dollar ("USD"), AUD or other relevant currencies could have a material effect on Viterra's financial results.

11.0 Non-GAAP Measures

EBITDA (earnings before interest, taxes, amortization, loss on disposal of assets and integration expenses) and EBIT (earnings before interest, taxes, loss on disposal of assets and integration expenses) are non-GAAP measures. Those items excluded in the determination of EBITDA and EBIT represent items that are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. These measures are intended to provide further insight with respect to Viterra's financial results and to supplement its information on earnings (losses) as determined in accordance with GAAP.

EBITDA is used by management to assess the cash generated by operations, and EBIT is a measure of earnings from operations prior to financing costs and taxes. Both measures also provide important management information concerning business segment performance since the Company does not allocate financing charges, income taxes or other excluded items to these individual segments.

Total debt, net of cash and cash equivalents, is provided to assist investors and is used by management in assessing the Company's liquidity position and to monitor how much debt the Company has after taking into account its liquid assets, such as cash and cash equivalents. Such measures should not be used in isolation of, or as a substitute for, current liabilities, short-term borrowings, or long-term debt as a measure of the Company's indebtedness.

Cash flow provided by operations is the cash from (or used in) operating activities, excluding non-cash working capital changes. Viterra uses cash flow provided by operations and cash flow provided by operations per share as a financial measure for the evaluation of liquidity. Management believes that excluding the seasonal swings of non-cash working capital assists their evaluation of long-term liquidity.

Free cash flow is cash flow provided by operations (prior to any changes in non-cash working capital) net of capital expenditures, excluding business acquisitions. Free cash flow is used by management to assess liquidity and financial strength. This measurement is also useful as an indicator of the Company's ability to service its debt, meet other payment obligations and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

These non-GAAP measures should not be considered in isolation of, or as a substitute for, GAAP measures such as (i) net earnings (loss), as an indicator of the

Company's profitability and operating performance or (ii) cash flow from or used in operations, as a measure of the Company's ability to generate cash. Such measures do not have any standardized meanings prescribed by Canadian GAAP and are, therefore, unlikely to be comparable to similar measures presented by other corporations.

Reconciliations of each of these terms are provided in the table below.

Non-GAAP Terms, Reconciliations and Calculations

(in thousands - except percentages and ratios)

		2010*		2009	Better (Worse)
For the three months ended January 31					
Gross profit and net revenues from services	$	276,093	$	122,571	$ 153,522
Operating, general and administrative expenses	$	(186,325)	$	(128,976)	$ (57,349)
EBITDA	$	89,768	$	(6,405)	$ 96,173
Amortization		(38,825)		(26,178)	$ (12,647)
EBIT	$	50,943	$	(32,583)	$ 83,526
Net earnings (loss)	$	10,653	$	(32,950)	$ 43,603
Amortization		38,825		26,178	12,647
Non-cash financing expenses		2,574		1,232	1,342
Employee future benefits		1,662		1,326	336
Future income taxes (recovery)		5,721		(10,933)	16,654
Loss on disposal of assets		366		245	121
Other items		346		5	341
Cash flow prior to working capital changes	$	60,147	$	(14,897)	$ 75,044
Property, plant and equipment expenditures		(25,549)		(14,694)	(10,855)
Free Cash Flow	$	34,598	$	(29,591)	$ 64,189
As at January 31					
Current assets	$	2,963,495	$	2,398,917	$ 564,578
Current liabilities		1,226,605		858,327	(368,278)
Current Ratio (Current Assets/Current Liabilities)		2.42 x		2.79 x	(0.37 x)
Short-term borrowings	$	165,067	$	19,285	$ (145,782)
[A] Long-term debt due within one year		18,064		18,582	518
[A] Long-term debt		1,249,762		689,259	(560,503)
[B] Total debt	$	1,432,893	$	727,126	(705,767)
Cash and short-term investments	$	624,619	$	702,069	$ (77,450)
Bank indebtedness		(5,866)		(11,815)	5,949
[C] Cash and cash equivalents	$	618,753	$	690,254	$ (71,501)
Total Debt, Net of Cash and Cash Equivalents	$	814,140	$	36,872	$ (777,268)
[D] Total equity	$	3,477,158	$	2,159,557	$ 1,317,601
[E] Total capital [B + D]	$	4,910,051	$	2,886,683	$ 2,023,368
Total Debt-to-Capital [B]/[E]		29.2%		25.2%	(4.0 pt)
Long-Term Debt-to-Capital [A]/[E]		25.8%		24.5%	(1.3 pt)

* *Includes results for Viterra Australia's operations.*

12.0 Evaluation of disclosure and procedures

Management, including the President and Chief Executive Officer and Chief Financial Officer has evaluated the design of Viterra's disclosure controls and procedures and internal controls over financial reporting (as defined in National Instrument 52-109 of the Canadian Securities Administrators) as of January 31, 2010. Management has concluded that, as of January 31, 2010, Viterra's disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR") are designed effectively to provide reasonable assurance that material information relating to Viterra and its consolidated subsidiaries and joint ventures would be made known to them by others within those entities, particularly during the period in which this report was being prepared, except as noted below in the scope limitation that exists as a result of the purchase of ABB.

There have been no other changes in the Company's internal control over financial reporting that occurred during the period, except as noted in the scope limitation below, that have materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.

Limitation on scope of design:

Management has limited the scope of design of our disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of ABB and its subsidiaries. The chart below presents the summary financial information of ABB:

Balance Sheet Data *($ millions)*	At January 31, 2010	
Current assets	$	854.7
Long-term assets	$	1,595.8
Current liabilities	$	391.5
Long-term liabilities	$	984.5
Income Statement Data *($ millions)*	**Three Months Ending January 31, 2010**	
Total revenue	$	685.7
Net income/(loss) for the period	$	21.4

The scope limitation is in accordance with National Instrument 52-109 3.3(1)(b), which allows an issuer to limit its design of DC&P or ICFR to exclude controls, policies and procedures of an acquired company not more than 365 days before the end of the financial period to which the certificate relates.

13.0 Forward-Looking Information

Certain statements in this Management's Discussion and Analysis are forward-looking statements and reflect Viterra's expectations regarding future results of operations, financial condition and achievements. All statements that address activities, events or developments that Viterra or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results, critical accounting estimates and expectations regarding future capital resources and liquidity of the Company and such matters, are forward-looking statements. In addition, the words "believes", "intends", "anticipates", "expects", "estimates", "plans", "likely", "will", "may", "could", "should", "would", "outlook", "forecast", "objective", "continue" (or the negative thereof) and words of similar import may indicate forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of Viterra to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations, including, but not limited to, those factors discussed under the heading Risk Factors in Viterra's 2009 Annual Information Form and in the Company's 2009 Management's Discussion and Analysis under the heading "Risks and Risk Management"; adverse weather conditions; political and economic risks; changes in regulation; commodity price and market risks; employee relations, collective bargaining and third-party relationships; integration risk associated with the merger of Viterra and ABB and integration risk related to other acquisitions; foreign exchange risk; availability of credit and credit costs; availability and cost of water in

Australia; dependence on key personnel; environmental, health and safety risks; property and liability risks; food and agricultural products risks; diseases and other livestock industry risks; credit risk; commodity trading risks; and reliance on business information systems. The uncertainties and other factors include, but are not limited to, crop production and crop quality in Western Canada and South Australia; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizer and pesticides; changes in the grain handling and agri-products, food processing and feed products competitive environments, including pricing pressures; Canadian and Australian grain export levels; changes in government policy and transportation deregulation; international trade matters; global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; current global financial crises and changes in credit markets; and competitive developments in connection with Viterra's grain handling, agri-products, food processing, feed products and financial products businesses. Many of these risks, uncertainties and other factors are beyond the control of the Company. All of the forward-looking statements made in this Management's Discussion and Analysis and the documents incorporated herein by reference are qualified by these cautionary statements and the other cautionary statements and factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the actual developments or results anticipated by the Company and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Company.

Although Viterra believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this Management's Discussion and Analysis. In addition to other assumptions identified in this Management's Discussion and Analysis, assumptions have been made regarding, among other things:

- western Canadian and southern Australian crop production and quality in 2010 and subsequent crop years;
- the volume and quality of grain held on-farm by producer customers in North America;
- movement and sales of Board grains by the CWB;
- the amount of grains and oilseeds purchased by other marketers in Australia;
- demand for and supply of open market grains;
- movement and sale of grain and grain meal in Australia and New Zealand, particularly in the Australian states of South Australia, Victoria and New South Wales;
- agricultural commodity prices;
- demand for oat, canola, and barley products and the market share of these products that will be achieved;
- general financial conditions for western Canadian and southern Australian agricultural producers;
- demand for seed grain, fertilizer, chemicals and other agri-products;
- market share of grain deliveries and agri-products sales that will be achieved by Viterra;
- extent of customer defaults in connection with credit provided by Viterra, its subsidiaries or a Canadian chartered bank in connection with feed product and agri-products purchases;

- ability of the railways to ship grain to port facilities for export without labour or other service disruptions;
- demand for oat, canola and malt barley products, and the market share of sales of these products that will be achieved by Viterra;
- ability to maintain existing customer contracts and relationships;
- the availability of feed ingredients for livestock;
- cyclicality of livestock prices;
- demand for wool and the market share of sales of wool production that will be achieved by Viterra's subsidiaries in Australia;
- the impact of competition;
- environmental and reclamation costs; and
- the ability to obtain and maintain existing financing on acceptable terms, and currency, exchange and interest rates.

The preceding list is not exhaustive of all possible factors. All factors should be considered carefully when making decisions with respect to Viterra, and undue reliance should not be placed on Viterra's forward-looking information.

Viterra disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

14.0 Annual Management's Discussion and Analysis

This Management's Discussion and Analysis relating to the first quarter ended January 31, 2010, should be read in conjunction with Viterra's Management's Discussion and Analysis for its year ended October 31, 2009. Additional information relating to Viterra, including the most recent Annual Information Form filed by the Company, is available on SEDAR at www.sedar.com and Viterra's website, www.viterra.ca.





Mayo Schmidt
President and Chief Executive Officer
March 10, 2010

Rex McLennan
Chief Financial Officer

Viterra Inc.
Regina, Saskatchewan
Calgary, Alberta
Adelaide, South Australia
http://www.viterra.ca



CONSOLIDATED BALANCE SHEETS

(in thousands)

AS AT	January 31, 2010	January 31, 2009	October 31, 2009
	(unaudited)	(unaudited)	(audited)
ASSETS			
Current Assets			
Cash	$ 98,560	$ 31,907	$ 165,200
Short-term investments	526,059	670,162	868,469
Accounts receivable	934,899	653,194	1,004,674
Inventories (Note 3)	1,119,914	854,793	960,896
Prepaid expenses and deposits	242,955	119,167	89,768
Future income taxes	41,108	69,694	44,142
	2,963,495	2,398,917	3,133,149
Investments	9,604	7,926	9,706
Property, Plant and Equipment	2,370,318	1,152,195	2,411,105
Other Long-Term Assets	118,024	61,572	118,025
Intangible Assets	41,517	21,242	42,766
Goodwill	691,483	300,380	699,974
Future Income Taxes	6,297	4,439	8,023
	$ 6,200,738	$ 3,946,671	$ 6,422,748
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank indebtedness	$ 5,866	$ 11,815	$ 594
Short-term borrowings (Note 5)	165,067	19,285	291,128
Accounts payable and accrued liabilities	1,036,971	808,645	1,095,366
Long-term debt due within one year	18,064	18,582	18,151
Future income taxes	637	-	573
	1,226,605	858,327	1,405,812
Long-Term Debt	1,249,762	689,259	1,265,435
Other Long-Term Liabilities	75,243	76,283	72,471
Future Income Taxes	171,970	163,245	170,111
	2,723,580	1,787,114	2,913,829
Shareholders' Equity			
Retained earnings	436,394	292,961	425,741
Accumulated other comprehensive income (loss)	10,930	(18,297)	54,216
	447,324	274,664	479,957
Share capital (Note 6)	3,025,490	1,883,336	3,025,486
Contributed surplus	4,344	1,557	3,476
	3,477,158	2,159,557	3,508,919
	$ 6,200,738	$ 3,946,671	$ 6,422,748

Commitments, contingencies and guarantees (Note 11)



CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(in thousands)

FOR THE PERIOD ENDED		Three Months Ended January 31, 2010 (unaudited)		Three Months Ended January 31, 2009 (unaudited) (restated - Note 2a)
Sales and other operating revenues	$	1,785,750	$	1,381,741
Cost of sales (excluding amortization see Note 3)		(1,509,657)		(1,259,170)
Gross profit and net revenues from services		276,093		122,571
Operating, general and administrative expenses		(186,325)		(128,976)
		89,768		(6,405)
Amortization		(38,825)		(26,178)
		50,943		(32,583)
Loss on disposal of assets		(366)		(245)
Integration expenses		(979)		(1,676)
Financing expenses (Note 10)		(37,231)		(9,250)
		12,367		(43,754)
Recovery of (provision for) corporate taxes				
Current		4,007		(129)
Future		(5,721)		10,933
Net earnings (loss)	$	10,653	$	(32,950)
Basic and diluted earnings (loss) per share (Note 7)	$	0.03	$	(0.14)



CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

FOR THE PERIOD ENDED	Three Months Ended January 31, 2010 (unaudited)	Three Months Ended January 31, 2009 (unaudited)
Net earnings (loss)	$ 10,653	$ (32,950)
Other comprehensive income (loss)		
Realized gain on dedesignated hedged contracts included in net earnings, net of tax of $ 234 (2009 - $ 237)	(572)	(608)
Unrealized loss on cash flow hedges, net of tax of $ 2,020 (2009 - $ 5,344)	(4,524)	(10,487)
Realized loss on cash flow hedges, net of tax of $ (1,807) (2009 - $ (1,093))	5,065	2,630
Unrealized gain on net investment hedges, net of tax of $ (310) (2009 - nil)	2,078	-
Unrealized gain (loss) on available for sale assets, net of tax of $ 1 (2009 - $ (2))	(6)	8
Unrealized effect of foreign currency translation of foreign operations	(45,327)	(74)
Other comprehensive loss	(43,286)	(8,531)
Comprehensive loss	$ (32,633)	$ (41,481)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)

(unaudited)	Share Capital (Note 6)	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
As at October 31, 2008	$ 1,883,336	$ 1,244	$ (9,766)	$ 325,911	$ 2,200,725
Stock-based compensation	-	313	-	-	313
Other comprehensive income (loss)					
Realized gain on dedesignated hedged contracts, net of tax of $ 237	-	-	(608)	-	(608)
Unrealized loss on cash flow hedges, net of tax of $ 5,344	-	-	(10,487)	-	(10,487)
Realized loss on cash flow hedges, net of tax of $ (1,093)	-	-	2,630	-	2,630
Unrealized gain on available for sale assets, net of tax of $ (2)	-	-	8	-	8
Unrealized effect of foreign currency translation of foreign operations	-	-	(74)	-	(74)
Net loss for the period	-	-	-	(32,950)	(32,950)
As at January 31, 2009	$ 1,883,336	$ 1,557	$ (18,297)	$ 292,961	$ 2,159,557
Share capital issued	1,142,150	-	-	-	1,142,150
Options exercised	-	(1)	-	-	(1)
Stock-based compensation	-	1,920	-	-	1,920
Other comprehensive income (loss)					
Realized gain on dedesignated hedged contracts, net of tax of $ 654	-	-	(1,472)	-	(1,472)
Unrealized gain on cash flow hedges, net of tax of $ (7,479)	-	-	17,824	-	17,824
Realized loss on cash flow hedges, net of tax of $ (842)	-	-	1,634	-	1,634
Unrealized loss on available for sale assets, net of tax of $ 10	-	-	(56)	-	(56)
Unrealized effect of foreign currency translation of foreign operations	-	-	54,583	-	54,583
Future income taxes share issuance costs	-	-	-	5,171	5,171
Share issuance costs	-	-	-	(18,468)	(18,468)
Net earnings for the period	-	-	-	146,077	146,077
As at October 31, 2009	$ 3,025,486	$ 3,476	$ 54,216	$ 425,741	$ 3,508,919
Share capital issued	4	-	-	-	4
Options exercised	-	(2)	-	-	(2)
Stock-based compensation	-	870	-	-	870
Other comprehensive income (loss)					
Realized gain on dedesignated hedged contracts, net of tax of $ 234	-	-	(572)	-	(572)
Unrealized loss on cash flow hedges, net of tax of $ 2,020	-	-	(4,524)	-	(4,524)
Realized loss on cash flow hedges, net of tax of $ (1,807)	-	-	5,065	-	5,065
Unrealized gain on net investment hedges, net of tax of $ (310)	-	-	2,078	-	2,078
Unrealized loss on available for sale assets, net of tax of $ 1	-	-	(6)	-	(6)
Unrealized effect of foreign currency translation of foreign operations	-	-	(45,327)	-	(45,327)
Net earnings for the period	-	-	-	10,653	10,653
As at January 31, 2010	$ 3,025,490	$ 4,344	$ 10,930	$ 436,394	$ 3,477,158



CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

FOR THE PERIOD ENDED	Three Months Ended January 31, 2010 (unaudited)	Three Months Ended January 31, 2009 (unaudited)
Cash From (Used In) Operating Activities		
Net earnings (loss)	$ 10,653	$ (32,950)
Adjustments for items not involving cash		
Amortization	38,825	26,178
Future income tax provision (recovery)	5,721	(10,933)
Employee future benefits (Note 9)	1,662	1,326
Non-cash financing expenses (Note 10)	2,574	1,232
Loss on disposal of assets	366	245
Other items	346	5
Adjustments for items not involving cash	49,494	18,053
	60,147	(14,897)
Changes in non-cash working capital items		
Accounts receivable	44,315	121,237
Inventories	(167,867)	(14,697)
Accounts payable and accrued liabilities	(41,733)	(121,806)
Prepaid expenses and deposits	(156,173)	(27,978)
Changes in non-cash working capital	(321,458)	(43,244)
Cash used in operating activities	(261,311)	(58,141)
Cash From (Used in) Financing Activities		
Proceeds from long-term debt	1,505	100,000
Repayment of long-term debt	(7,244)	(4,337)
Proceeds (repayment) of short-term borrowings	(118,475)	1,516
Repayment of other long-term liabilities, net	(271)	(224)
Cash from (used in) financing activities	(124,485)	96,955
Cash From (Used in) Investing Activities		
Property, plant and equipment expenditures	(25,549)	(14,694)
Proceeds on sale of property, plant and equipment	588	782
Business acquisitions	-	(3,430)
Decrease (increase) in investments	101	(238)
Increase in intangible assets	(2,316)	-
Cash used in investing activities	(27,176)	(17,580)
Increase (Decrease) in Cash and Cash Equivalents	(412,972)	21,234
Cash and Cash Equivalents, Beginning of Period	1,033,075	669,010
Impact on cash of unrealized effect of foreign currency translation of foreign operations	(1,350)	10
Cash and Cash Equivalents, End of Period	$ 618,753	$ 690,254
Cash and cash equivalents consist of:		
Cash	$ 98,560	$ 31,907
Short-term investments	526,059	670,162
Bank indebtedness	(5,866)	(11,815)
	$ 618,753	$ 690,254
Supplemental disclosure of cash paid during the period from operations:		
Interest paid	$ 47,799	$ 6,076
Income taxes paid	$ 5,118	$ 4,873



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2010 (unaudited) - in thousands of Canadian dollars, except as noted

Table of Contents

1. NATURE OF BUSINESS

Viterra Inc. (the "Company") is a publicly traded, vertically integrated International agri-business. Business operations include four reporting segments: Grain Handling and Marketing, Agri-products, Processing and Corporate. The Company has changed the composition of reportable segments from the prior year. The Processing segment combines Food Processing and Feed Products. Financial Products is now included in the Agri-products segment.

On September 23, 2009, the Company acquired ABB Grain Ltd. ("ABB"), an Australian agri-business. The results of operations of ABB are included in the Company's consolidated financial statements commencing upon acquisition. The subsidiary, including its subsidiaries and its direct parent holding company, is referred to herein as Viterra Australia.

The Grain Handling and Marketing segment includes grain storage facilities, joint venture grain facilities, and processing plants strategically located in the prime agricultural growing regions of North America, Australia and New Zealand. This segment also includes port terminal facilities located in Canada and Australia. Activity in this segment consists of the collection of grain through the Company's primary storage system, shipping to inland or port terminals, cleaning of grain to meet regulatory specifications, and sales to domestic or export markets. Earnings are volume driven. Revenue is also derived through grain handling, blending, storage and other ancillary services, as well as the sale of byproducts.

The Agri-products segment includes an ownership interest in a fertilizer manufacturer, fertilizer distribution, a network of retail locations and offers financial services such as lending and cash management. Agri-products sales lines include fertilizer, crop protection products, seed and seed treatments, equipment, general merchandise, wool and livestock.

The Processing segment in North America includes the manufacturing and marketing of value-added food products associated with oats, canola and malt barley for domestic and export markets. This segment also includes activities relating to formulating and manufacturing of feed products at feed mills and pre-mix facilities across the western regions of Canada and the United States ("U.S."). At Viterra Australia, the Processing segment includes malting plants positioned across Australia and a feed business in New Zealand.

Weather conditions are the primary risk in the agri-business industry. Grain volumes, grain quality, the volume and mix of crop inputs sold and ultimately, the financial performance of the Company, are highly dependent upon weather conditions throughout the crop production cycle.

The Company's earnings follow the seasonal pattern of grain production in each geographic location. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. The volume of grain shipments are relatively stable through the quarters, but can be influenced by destination customer demand, customer export

programs, and producers' marketing decisions. Sales of the Company's agri-products peak during the growing season, supplemented by additional crop nutrient sales in the late fall.

2. ACCOUNTING POLICIES

These interim unaudited consolidated statements are based on accounting principles consistent with those used and described in the October 31, 2009 annual consolidated financial statements. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles. All amounts are reported in Canadian dollars unless specifically stated to the contrary. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended October 31, 2009.

Certain comparative figures have been reclassified to conform to the current year's presentation.

a) Changes to Significant Accounting Policies – Cost of Conversion of Inventories

During the quarter the Company changed its classification of costs related to feed processing to more closely align internal and external reporting. The result of the change was a reclassification between Cost of sales and Operating, general and administrative expenses. This change is considered to be a change in accounting policy and, therefore, was treated retrospectively with restatement of the prior year.

The impact of the change in policy on the current three months ended January 31, 2010 was to increase Cost of sales and reduce Operating, general and administrative expenses by $1.7 million.

The impact of the restatement on the Consolidated Statement of Earnings for fiscal 2009 over the next four quarters is to increase Cost of sales and reduce Operating, general and administrative expenses as follows:

Three months ended	Impact
January 31, 2009	$ 1,557
April 30, 2009	$ 2,045
July 31, 2009	$ 3,365
October 31, 2009	$ 3,965
Total	$ 10,932

Inventory and net earnings have not been restated as the impact was insignificant.

b) Future Accounting Changes – International Financial Reporting Standards

In January 2006, the Canadian Institute of Chartered Accountants Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards for public companies would be required to converge with International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011 with comparative figures presented on the same basis. In February 2008, the Accounting Standards Board confirmed the effective due date of the initial adoption of IFRS. The impact of the transition to IFRS on the Company's consolidated financial statements continues to be assessed.

3. INVENTORIES

As at	January 31, 2010	January 31, 2009	October 31, 2009
Grain	$ 548,441	$ 311,945	$ 469,196
Agri-products	478,865	473,369	381,485
Processing			
Raw materials and supplies	42,229	45,801	20,999
Work in progress	23,337	2,213	24,955
Finished goods	27,042	21,465	64,261
	$ 1,119,914	$ 854,793	$ 960,896

Grain cost of sales includes the cost of inventories, net realized and unrealized gains and losses on commodity contracts and exchange-traded derivatives, and freight.

Amortization of $10.6 million for the three month period ended January 31, 2010 (2009 - $4.7 million) related to the manufacture of inventory that has now been sold is included in amortization expense.

Write-downs related to Agri-products inventory at January 31, 2010 of $1.0 million (2009 - $26.8 million) have been included in cost of sales.

4. BUSINESS ACQUISITIONS

As the acquisition of ABB has recently been completed, the purchase price allocation between the assets and liabilities acquired, including goodwill and intangibles will be finalized in a subsequent period.

During the three month period ending January 31, 2010, adjustments to the preliminary purchase price allocation reported in the Company's annual consolidated financial statements for the year ended October 31, 2009 have been insignificant.

5. SHORT-TERM BORROWINGS

As at	January 31, 2010	January 31, 2009	October 31, 2009
Viterra Australia	$ 165,067	$ -	$ 291,128
Members' demand loans	-	19,285	-
	$ 165,067	$ 19,285	$ 291,128

During the three month period ending January 31, 2010, the Company utilized $300 million Australian dollars ("AUD") of cash and cash equivalents to reduce drawings on the $1,200 million AUD bank facility of Viterra Australia. As at January 31, 2010, there are drawings of $300 million AUD included in long-term debt.

6. SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

a) Common Voting Shares

Authorized
Unlimited Common Voting Shares

	Common Voting Shares	
	Number[1]	Amount
Balance, October 31, 2008 and January 31, 2009	237,049,213	1,883,336
Share issuance for cash	56,250,650	450,007
Adjustment to share capital from contributed surplus for options exercised	-	1
Issued upon acquisition of ABB	78,296,645	692,142
Balance, October 31, 2009	371,596,508	$ 3,025,486
Adjustment to share capital from contributed surplus for options exercised	375	4
Balance, January 31, 2010	371,596,883	$ 3,025,490

[1]Number of shares are not shown in thousands

b) Management Stock Option Plan

The maximum number of common shares that may be issued under options issued pursuant to the Management Stock Option Plan ("Stock Option Plan") is approximately 10.2 million common shares. Once the 2.7 million common shares that can potentially be issued under currently granted and contingently granted options are deducted, approximately 7.5 million common shares have been reserved for subsequent option grants.

The expense related to stock options is recognized over the vesting period based on the fair value of options determined by the Black-Scholes option pricing model with the following weighted average assumptions: risk-free rate 2.5%, dividend yield 0%, a volatility factor of the expected market price of the Company's shares of 38%, and an expected option life of 4.7 years. The Company's stock-based compensation expense for the three month period ended January 31, 2010 was $0.9 million (2009 - $0.3 million).

	Number of Options[1]	Weighted Average Grant-Date Fair Value	Weighted Average Exercise Price	Number of Options Exercisable[1]	Weighted Average Exercise Price
Outstanding October 31, 2008	706,246		$ 18.55	71,834	$ 74.99
Forfeited	(50)		$ 18.46		
Outstanding January 31, 2009	706,196		$ 18.55	71,784	$ 75.03
Options granted	957,594	$ 3.09	$ 9.02		
Forfeited	(2,320)		$ 51.96		
Expired	(3,630)		$ 168.00		
Exercised	(650)		$ 5.90		
Outstanding October 31, 2009	1,657,190		$ 12.67	384,391	$ 19.59
Options granted	1,066,914	$ 3.50	$ 9.97		
Forfeited	(1,088)		$ 59.07		
Expired	(18,000)		$ 135.14		
Exercised	(375)		$ 5.90		
Outstanding January 31, 2010	2,704,641		$ 10.76	364,928	$ 13.78

[1]Number of options are not shown in thousands

The following table summarizes the options outstanding and exercisable as at January 31, 2010:

Range of Exercise Price	Number of Options Outstanding[1]	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable[1]	Weighted Average Exercise Price
$<6.00	5,963	3.5	$ 5.90	5,963	$ 5.90
$6.01 - $10.00	2,024,508	6.4	9.52	319,207	9.02
$10.01-$51.00	662,290	5.8	13.58	27,878	46.80
$51.01-$70.00	11,880	0.6	68.40	11,880	68.40
	2,740,641	6.2	$ 10.76	364,928	$ 13.78

[1]Number of options are not shown in thousands

7. EARNINGS (LOSS) PER SHARE

For the three months ended January 31,	2010	2009
Net earnings (loss)	$ 10,653	$ (32,950)
Denominator for basic earnings (loss) per share amounts:		
Weighted average number of shares outstanding[1]	371,597	237,049
Basic earnings (loss) per share	$ 0.03	$ (0.14)
Denominator for diluted earnings (loss) per share amounts:		
Weighted average number of shares outstanding[1]	371,736	237,051
Diluted earnings (loss) per share	$ 0.03	$ (0.14)

[1]Number of shares in thousands

For the three months ended January 31, 2009, share options in the amount of 698,793 have not been included in the computation of diluted earnings (loss) per share because to do so would have been anti-dilutive for the period.

8. SEGMENTED INFORMATION

A description of the types of products and services from which the segments derive their revenue is included in the Nature of Business (Note 1). The segments' accounting policies are consistent with those described in Accounting Policies (Note 2). The Company accounts for inter-segment sales at current market prices under normal trade terms.

For the three months ended January 31,	2010	2009
Sales and other operating revenues		
Grain Handling and Marketing	$ 1,340,991	$ 964,030
Agri-products	215,274	189,911
Processing	311,508	245,754
	1,867,773	1,399,695
Less: Inter-segment sales	82,023	17,954
	$ 1,785,750	$ 1,381,741
Inter-segment sales		
Grain Handling and Marketing	$ 81,903	$ 17,515
Processing	120	439
	$ 82,023	$ 17,954
Gross profit and net revenues from services		
Grain Handling and Marketing	$ 201,699	$ 96,064
Agri-products	32,599	(4,902)
Processing	41,795	31,409
	$ 276,093	$ 122,571
Operating, general and administrative expenses		
Grain Handling and Marketing	$ (92,020)	$ (48,139)
Agri-products	(44,533)	(36,197)
Processing	(18,609)	(19,649)
Corporate	(31,163)	(24,991)
	$ (186,325)	$ (128,976)
EBITDA[1]		
Grain Handling and Marketing	$ 109,679	$ 47,925
Agri-products	(11,934)	(41,099)
Processing	23,186	11,760
Corporate	(31,163)	(24,991)
	$ 89,768	$ (6,405)

(1) EBITDA – Earnings before interest, taxes, amortization, loss on disposal of assets and integration expenses

	2010	2009
Amortization		
Grain Handling and Marketing	$ (18,108)	$ (10,121)
Agri-products	(11,182)	(11,378)
Processing	(7,842)	(4,468)
Corporate	(1,693)	(211)
	$ (38,825)	$ (26,178)

For the three months ended January 31,		2010		2009
EBIT[2]				
Grain Handling and Marketing	$	91,571	$	37,804
Agri-products		(23,116)		(52,477)
Processing		15,344		7,292
Corporate		(32,856)		(25,202)
	$	50,943	$	(32,583)

(2) EBIT – earnings before interest, taxes, loss on disposal of assets and integration expenses

9. Employee Future Benefits

a) Defined Benefit Plans and Future Benefits

The Company's net benefit costs related to defined benefit pension plans and other future benefits for the three month period ended January 31, 2010 were $1.7 million (2009 - $1.3 million).

b) Defined Contribution Plans

The Company, including subsidiaries and affiliates, contributes to several defined contribution plans including multi-employer plans. The Company's total consolidated defined contribution plan expense for the three month period ended January 31, 2010, was $4.0 million (2009 - $2.7 million).

10. Financing Expenses

For the three months ended January 31,		2010		2009
Interest expense on:				
Long-term debt	$	27,717	$	11,640
Short-term borrowings		10,848		859
Interest income		(3,490)		(3,447)
Canadian Wheat Board carrying charge recovery		(418)		(1,034)
		34,657		8,018
Interest accretion		915		464
Amortization of deferred financing costs		1,659		768
	$	37,231	$	9,250

11. Commitments, Contingencies and Guarantees

a) Letters of Credit

At January 31, 2010, the Company had outstanding letters of credit and similar instruments of $17.8 million (October 31, 2009 - $5.1 million, January 31, 2009 - $68.2 million). The terms range in duration and expire at various dates from February 19, 2010 to December 8, 2010. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. These instruments effectively reduce the amount of cash that can be drawn on the revolving credit facility.

b) Indemnification of Accounts Receivable – Viterra Financial™

The Company has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide credit for qualifying agricultural producers to purchase crop inputs. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. The Company indemnifies the bank for 50% of

future losses to a maximum of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at January 31, 2010, outstanding credit was $393.2 million (October 31, 2009 - $528.1 million, January 31, 2009 - $326.1 million) and the Company's obligation for past and future losses is current with the bank in accordance with the Agency Agreement.

The Company also has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide loans to feed product customers to purchase feeder cattle, as well as related feed inputs, with terms that do not require payment until the livestock is sold. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. The Company indemnifies the bank for credit losses based on the first 20% to 33% of new credit issued on an individual account, dependent on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to 5% on the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of the underlying accounts and the aggregate credit outstanding. As at January 31, 2010, outstanding credit was $46.7 million (October 31, 2009 - $35.8 million, January 31, 2009 - $37.7 million) and the Company's obligation for past and future losses is current with the bank in accordance with the Agency Agreement.

c) Guarantees

The Company's subsidiary, Viterra Australia, has entered into a Deed of Cross Guarantee with certain controlled entities. The effect of this Deed is that Viterra Australia and each of these controlled entities has guaranteed to pay any deficiency of any of the companies' party to the Deed in the event of any of those companies being wound up. Viterra Australia has also issued letters of financial support to its associate National Growers Registers Pty Ltd. and its jointly controlled entity Australian Bulk Alliance Pty Ltd. The consolidated net assets of the entities party to the Deed of Cross Guarantee is $924.9 million at January 31, 2010 (October 31, 2009 - $913.0 million).

Viterra Australia is also contingently liable under a guarantee in respect of a joint venture entity's bank loan. As at January 31, 2010, the maximum amount of the guarantee is $15.0 million AUD (October 31, 2009 - $13.0 million AUD). As at January 31, 2010, the principal outstanding and included in the Company's consolidated borrowings was $11.5 million (October 31, 2009 – $13.3 million).

Viterra Australia is a self-insurer in South Australia for workers' compensation liability and is subject to a bank guarantee for $1.3 million AUD (October 31, 2009 - $1.6 million AUD).

The Company is contingently liable under four guarantees given to third-party lenders who have provided certain financing facilities to its wholly owned foreign subsidiaries. As at January 31, 2010, the maximum amounts of the guarantees are $80.5 million and Japanese Yen ("JPY") 2.0 billion or approximately $104.1 million in aggregate. As at

January 31, 2010 the principal outstanding and included in the Company's consolidated borrowings was nil (October 31, 2009 – nil, January 31, 2009 - nil).

The Company is contingently liable to a finance company for a portion of losses incurred related to potential producer delinquencies associated with equipment leases and credit provided for the purchase of fertilizer bins. Given historically low delinquent rates in conjunction with collateral values of assets, the Company has accrued no obligation.

The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at January 31, 2010 the current outstanding balance of these guarantees is $2.5 million (October 31, 2009 - $2.5 million, January 31, 2009 - $2.7 million). These guarantees diminish as the underlying loans are repaid and expire in 2014 and 2015.

d) Asset Retirement Obligations

The asset retirement obligations represent the best estimate by management of the legal obligations it would incur during the reclamation process relating to closed facilities and current leases. Reclamation involves the demolition of facilities and the reclamation of land. Uncertainty exists regarding the estimation of future decommissioning and reclamation costs.

At January 31, 2010, the Company estimated that the undiscounted cash flow required to settle the asset retirement obligations was approximately $27.4 million (October 31, 2009 - $19.2 million, January 31, 2009 - $23.5 million), which is expected to be settled over the 2010 through 2022 period. The credit adjusted risk-free rates at which the estimated cash flows have been discounted range from 4.0% to 9.0%

e) Director and Officer Indemnification

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers as well as those of certain affiliated companies.

f) Other Indemnification Provisions

From time to time, the Company enters into agreements in the normal course of operations and in connection with business or asset acquisitions or dispositions. By their nature, these agreements may provide for indemnification of counterparties. The varying nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could incur. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

g) Other Contingencies

As at January 31, 2010, there are claims against the Company in varying amounts for which a provision in the financial statements is not considered necessary. The occurrence of the confirming future event is not determinable or it is not possible to determine the amounts that may ultimately be assessed against the Company with respect to these claims. Management believes that any such amounts would not have a material impact on the business or financial position of the Company.

12. FINANCIAL AND OTHER INSTRUMENTS AND HEDGING

a) Fair Value

The following table presents the fair value of the Company's financial instruments and non-financial derivatives where fair value is recognized in the balance sheet. The table also identifies the financial instrument category and the level per the fair value hierarchy.

As at January 31,	2010			2009	
	Fair Value	Level	Financial Instruments Category	Fair Value	Level
Financial assets:					
Cash	$ 98,560	1	HFT	$ 31,907	1
Short-term investments	526,059	1	HFT-D	670,162	1
Exchange traded derivatives	19,702	1	HFT	158	1
Commodity forward contracts	128,077	2	HFT	69,303	2
Foreign exchange forward contracts (Over the Counter ("OTC"))	44,838	2	HFT	8,385	2
Interest rate swaps	300	2	HFT	-	2
Available for sale at fair value	415	1	AFS	73	1
Financial liabilities:					
Exchange traded derivatives	12,879	1	HFT	7,948	1
Commodity forward contracts	88,688	2	HFT	52,687	2
Foreign exchange forward contracts (OTC)	21,911	2	HFT	13,360	2
Interest rate swaps	7,905	2	HFT	4,907	2
Natural gas options	700	2	HFT	4,672	2

Financial instruments category/guide:		
	HFT	Held for trading
	HFT-D	Held for trading – designated
	AFS	Available for sale

b) Financial Risks and Risk Management

The Company faces certain financial risks such as commodity price, foreign exchange, interest rate, credit and liquidity risk which can impact its financial performance. The Company is exposed to changes in commodity prices, foreign exchange rates and interest rates. The Company utilizes a number of financial instruments to manage these exposures. Financial instruments are not used for trading or speculative purposes. The Company mitigates risk associated with these financial instruments through Board-approved policies, limits on use and amount of exposure, internal monitoring and compliance reporting to senior management and the Board. For additional information on other general and environmental risks and how they arise and are managed, readers

should review the 2009 Annual Information Form and Section 17 of Management's Discussion and Analysis included in the 2009 Annual Financial Review.

i. Commodity Price Risk

The Company's diverse range of services are spread across the agribusiness supply chain. As a result, the Company is exposed to agricultural and other related commodity price movements within the market as part of its normal operations. The Company uses exchange-traded futures and options contracts to minimize the effects of changes in the prices of hedgeable agricultural commodities on its agri-business inventories and agricultural commodities forward cash purchase and sales contracts. Exchange-traded futures and options contracts are valued at the quoted market prices. Forward purchase contracts and forward sales contracts are valued at the quoted market prices, which are based on exchange quoted prices adjusted for freight and handling costs. The Company manages the risk associated with inventory and open contracts on a combined basis.

The Company's Risk Management Policy provides limits within which management may maintain inventory and certain long or short commodity positions. Based on the Company's January 31, 2010 closing positions, a $10 per tonne change in commodity market prices and a $2 per tonne change in basis levels would result in a $2.0 million change to the Company's after tax earnings on commodity positions. In relation to the natural gas contracts outstanding at January 31, 2010, a $1 gigajoule change in market prices would result in a $1.2 million change to the Company's after tax earnings.

ii. Foreign Exchange Risk

The Company undertakes certain transactions denominated in foreign currencies and, as a result, foreign currency exposures arise. The Company is exposed to foreign exchange risk on financial commodity contracts which are denominated in foreign currencies and on its investment in foreign subsidiaries. The Company uses derivative financial instruments, such as foreign currency forward contracts, futures contracts, and options to limit exposures to changes in foreign currency exchange rates with respect to its recorded foreign currency denominated assets and liabilities as well as anticipated transactions.

The Company uses hedge accounting to match the cash flow of some of its processed products sold in foreign funds with its foreign dollar currency hedging instruments. Maturity dates for the foreign exchange forward contracts on anticipated transactions extend for 18 months. As at January 31, 2010, the portion of the forward contracts considered to be ineffective is insignificant. The estimated amount reported in other comprehensive income that is expected to be reclassified to net earnings as a component of sales and other operating revenues during the next 12 months is an after tax gain of $4.6 million.

During the three month period ending January 31, 2010, the Company entered into a $300 million foreign exchange swap arrangement in order to limit exposure to a

change in the AUD on a portion of its net investment in Viterra Australia. The derivative is being used to mitigate the risk of economic loss arising from changes in the value of the AUD compared to the Canadian dollar. The Company uses hedge accounting for the foreign exchange swap used to hedge a portion of the net investment. The effective portion of the translation of the hedged portion of the net investment is recognized in other comprehensive income while any ineffective portion is recognized immediately in net earnings. Gains and loss relating to the effective portion of the hedge are recognized in net earnings in the same period during which corresponding exchange gains or losses arising from the translation of the financial statements of Viterra Australia are recognized in net earnings. As at January 31, 2010, the portion of the foreign exchange swap considered to be ineffective is nil. The estimated amount reported in other comprehensive income that is expected to be reclassified to net earnings during the next 12 months is an after tax gain of $2.1 million.

Except as noted above, the foreign currency forward contracts, futures contracts, and options used by the Company are marked-to-market and unrealized gains and losses are recognized in income in the period in which they occur.

The following table details the Company's sensitivity as at the balance sheet date, had currencies moved as illustrated, with all other variables held constant.

	2010	
	Impact On Earnings, After Tax	**Impact On Equity, After Tax**
10% increase		
CDN/AUD	$ -	$ (144,300)
CDN/USD	285	631
AUD/USD	(21,689)	(3,198)
AUD/Euro	(3,227)	715
AUD/Japanese Yen	(815)	(644)
AUD/New Zealand dollars	(230)	(7,478)
AUD/Singapore dollars	(867)	-
10% decrease		
CDN/AUD	-	144,300
CDN/USD	(285)	(631)
AUD/USD	10,418	3,911
AUD/Euro	(753)	271
AUD/Japanese Yen	614	800
AUD/New Zealand dollars	281	9,139
AUD/Singapore dollars	930	-

The Company's exposure to foreign exchange risk changed with the acquisition of ABB. The Company is now exposed to the currencies utilized in the operations of, as well as its net investment in, Viterra Australia, most significantly the AUD. The sensitivity at the balance sheet date is not representative of the sensitivity throughout the year as the balance sheet date exposure does not reflect the exposure during the year. The sensitivities should therefore be used with care.

iii. Interest Rate Risk

The Company's exposure to interest rate risk relates primarily to the Company's debt obligations. The Company manages interest rate risk and currency risk on borrowings by using a combination of cash instruments, forwards and a mixture of fixed and floating rates. The Company has entered into interest rate swaps to manage variable interest rates associated with a portion of the Company's debt portfolio. The Company uses hedge accounting for interest rate swaps used to hedge variable rate long-term debt. As at January 31, 2010, the portion of interest rate swaps considered to be ineffective is nil. The estimated amount reported in other comprehensive income that is expected to be reclassified to net earnings as a component of financing expenses during the next 12 months is an after tax expense of $3.8 million.

The following table approximates the hedged fixed rate of interest on the credit facilities based on the Company's current credit ratings and interest rate swaps. The table also details the Company's sensitivity as at the balance sheet date, had the illustrated changes occurred on the interest rate swaps and short-term borrowings, with all other variables held constant.

	Short-Term Borrowings 2010	Canadian dollar Borrowings 2010	U.S. dollar Borrowings 2010	AUD Borrowings 2010
Hedged fixed rate of interest on the credit facility	n/a	7.4%	8.1%	7.9%
Impact of 25 basis point change on after tax other comprehensive income	$ -	$ 1,547	$ 337	$ 207
Impact of 25 basis point change on after tax net earnings	$ 293	$ -	$ -	$ -

iv. Credit Risk

The Company is exposed to credit risk in respect of trade receivables which the Company manages through ongoing credit reviews of all significant contracts and analysis of payment and loss history. The absence of significant financial concentration of such receivables, except as noted below for receivables from the Canadian Wheat Board ("CWB"), limits its exposure to credit risk. Credit risk exposure for the Agri-products and Processing segments are also limited through an arrangement with a Canadian Schedule I chartered bank which provides for limited recourse to the Company for credit losses on accounts receivable under Viterra Financial™.

The Company is also exposed to credit risk in the event of non-performance of its counterparties on its derivative contracts. However, in the case of over-the-counter derivative contracts, the Company only contracts with pre-authorized counterparties where agreements are in place and the Company monitors the credit ratings of its counterparties on an ongoing basis. Exchange-traded futures contracts used to hedge future revenues in the Company's grain business are not subject to any

significant credit risk as the changes in contract positions are settled daily through a recognized exchange.

All bad debt write-offs are charged to operating, general and administrative expenses. The changes in the allowance for losses against accounts receivable for the three months ended January 31 are as follows:

	2010	2009
Beginning balance	$ 8,081	$ 11,942
Provision for losses	1,901	(577)
Write-offs, net of recoveries	(438)	(175)
Ending balance	$ 9,544	$ 11,190

The distribution of trade accounts receivable by credit quality as at January 31 is shown in the following table:

	2010	2009
Not past due	$ 372,266	$ 439,307
Past due:		
Past due < 60 days	116,171	22,895
Past due > 61 days and < 90 days	5,402	3,665
Past due > 91 days	31,455	8,465
Allowances for losses	(9,544)	(11,190)
	$ 515,750	$ 463,142

Included in trade accounts receivable is $112.9 million due from the CWB which represents a significant concentration of credit risk.

The Company's maximum credit exposure at the balance sheet date consists primarily of the carrying amounts of non-derivative financial assets such as short-term investments, accounts receivable and long-term receivables as well as the fair value of commodity contracts, exchange-traded derivatives, and other non-trade assets included in accounts receivable.

Short-term investments are held with one Schedule I and one Schedule II Canadian commercial banks and have maturities of less than three months.

v. Liquidity Risk

The Company's liquidity risk refers to its ability to settle or meet its obligations as they fall due and is managed as part of the risk strategy. The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. Management believes that future cash flows from operations and availability under existing banking arrangements will be adequate to support these financial liabilities.

The following table approximates the Company's remaining contractual maturity for its financial liabilities and matching financial assets as at the balance sheet date. The table details the undiscounted cash flows of financial instruments based on the

earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows.

	Contractual Cash Flows	Within 1 Year	1 to 2 Years	2 to 3 Years	Thereafter
Financial Assets:					
Commodity contracts	$ 101,981	$ 78,185	$ 23,796	$ -	$ -
Exchange-traded derivatives	1,306,660	1,187,942	97,893	20,825	-
Interest rate swaps	25,279	2,632	7,580	11,020	4,047
Financial Liabilities:					
Bank indebtedness	(5,866)	(5,866)	-	-	-
Other liabilities	(905,576)	(905,576)	-	-	-
Interest rate swaps	(50,372)	(18,055)	(15,761)	(12,115)	(4,441)
Commodity contracts	(63,254)	(48,323)	(14,931)	-	-
Exchange-traded derivatives	(1,263,348)	(1,160,356)	(84,617)	(18,375)	-
Long-term debt, including current portion	(1,663,022)	(383,617)	(91,781)	(95,385)	(1,092,239)
Classified as other liabilities	(15,114)	(1,733)	(2,320)	(2,015)	(9,046)
Total	$(2,532,632)	$(1,254,767)	$ (80,141)	$ (96,045)	$(1,101,679)

c) Collateral

The Company has charged substantially all assets of the Company and certain of its subsidiaries as security for borrowings.

13. MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to strive for a long-term manageable level of debt to total capital. Due to the seasonal nature of the Company's short-term borrowing requirements, the Company's objective is to manage the level of debt to total capital between 30% to 40%.

Debt to total capital is defined as total interest bearing debt divided by total interest bearing debt plus the book value of total shareholders' equity. Interest bearing debt is the aggregate of bank indebtedness, short-term borrowings, long-term debt due within one year and long-term debt.

As at		January 31, 2010		January 31, 2009		October 31, 2009
Bank indebtedness	$	5,866	$	11,815	$	594
Short-term borrowings		165,067		19,285		291,128
Total short-term debt	$	170,933	$	31,100	$	291,722
Long-term debt due within one year	$	18,064	$	18,582	$	18,151
Long-term debt		1,249,762		689,259		1,265,435
Total long-term debt	$	1,267,826	$	707,841	$	1,283,586
Total interest bearing debt	$	1,438,759	$	738,941	$	1,575,308
Shareholders' equity	$	3,477,158	$	2,159,557	$	3,508,919
Total capital	$	4,915,917	$	2,898,498	$	5,084,227
Debt to total capital:						
As at the balance sheet date		29:71		25:75		31:69
Four quarter average		30:70		27:73		29:71

The Company has a covenant to maintain a debt to capitalization rate as prescribed by the financial institutions for a portion of the long-term financing. During the period, the Company is in compliance with external covenants relating to the management of capital.




DAKOTA
GROWERS
PASTA CO.

YOUR SOURCE FOR PREMIUM PASTA.SM

For Immediate Release
Date: March 10, 2010
Calgary, Alberta
Listed: TSX: VT, ASX: VTA

Viterra to Acquire Dakota Growers Pasta Company

Calgary, Alberta --- Viterra Inc. (TSX: VT, ASX: VTA) and Dakota Growers Pasta Company, Inc. are pleased to announce today that they have signed a definitive merger agreement pursuant to which a subsidiary of Viterra will acquire all of the outstanding shares of Dakota Growers, a leading producer and marketer of dry pasta products in North America. The all-cash transaction, structured as a tender offer followed by a merger of a Viterra subsidiary and Dakota Growers, has been unanimously approved by the Boards of Directors of both companies.

Under the terms of the agreement, a subsidiary of Viterra will commence a tender offer to purchase all outstanding shares of common stock of Dakota Growers at a price of $18.28 per share and all outstanding shares of Series D preferred stock of Dakota Growers at a price of $0.10 per share. The offer is conditioned on, among other things, the tender of a simple majority of the outstanding shares of Dakota Growers' common stock, calculated on a fully diluted basis. The tender offer will commence and information will be provided to Dakota Growers' shareholders within approximately ten business days. Dakota Growers has approximately 12.0 million shares of common stock issued and outstanding on a fully diluted basis, and approximately 11.3 million shares of Series D preferred stock issued and outstanding.

The transaction represents a total enterprise value of USD$240 million, which includes equity value and anticipated net cash/debt at closing, subject to certain adjustments for transaction costs and other closing adjustments. Dakota Growers reported revenues and EBITDA of approximately USD$275 million and USD$42 million respectively for the latest twelve months ended October 31, 2009.

The Board of Directors of Dakota Growers has approved the merger agreement and is recommending that shareholders tender their shares of common stock and Series D preferred stock pursuant to the offer. Dakota Growers major shareholders, MVC Capital Inc. and LaBella Holdings LLC, as well as its CEO, Tim Dodd, and CFO, Edward Irion, have executed lock-up agreements whereby each of them will tender their shares into the offer. The aggregate shares owned by the major shareholders, Tim Dodd and Edward Irion account for approximately 29% of Dakota Growers outstanding shares of common stock, on a fully diluted basis.

Based in Carrington, North Dakota, Dakota Growers operates one of the largest durum mills in North America and is the third largest producer and marketer of dry pasta products, primarily supplying the ingredient, food service and private label retail markets. The company owns an integrated durum mill and pasta production plant in Carrington, North Dakota and a pasta production plant in New Hope, Minnesota.

"We are very pleased to announce our agreement with Dakota Growers. The histories of our companies are built upon the strength of our solid relationships with our farmers and customers. Our offer comes with numerous benefits for both organizations and aligns well with Viterra's strategic vision to increase investment in food processing," said Mayo Schmidt, Viterra's President and CEO. "We believe that by building upon our deep knowledge of the North

American durum market, we can create additional value and support the increasing demand for high quality pasta desired by today's health-minded consumer."

Tim Dodd, President and CEO of Dakota Growers added, "Viterra has a reputation for quality and performance and we share similar cultures and values. This is an exciting opportunity for both companies, one that I believe will secure our long-term future and allow us to expand our product and service offerings to improve the value proposition for Dakota Growers customers."

"By joining our businesses it provides an excellent opportunity to deepen our relationships with North American farmers and premier food manufacturing companies and suppliers" said Karl Gerrand, Viterra's Senior Vice-President, Processing. "The pasta segment in North America has enjoyed a strong period of growth over the past several years as consumers have returned to healthy, value-driven meal choices. Dakota Growers' product strength and market presence with major branded food manufacturers, retailers and institutional customers has enabled the company to participate in the resurgence of the pasta industry."

In addition to the minimum tender condition, the transaction is subject to regulatory approvals and other customary closing conditions. The transaction is expected to close in the second quarter of this year. Morgan Stanley Inc. acted as exclusive financial advisor to Dakota Growers. Sidley Austin LLP acted as legal advisor to Viterra and Kirkland & Ellis LLP acted as legal advisor to Dakota Growers.

About Dakota Growers Pasta Company

Dakota Growers is located on the eastern area of North America's prime durum production region, with close proximity to key branded food customers, foodservice customers and retailers. Its durum milling capacity is 1,000 metric tonnes a day, with an annual pasta output of 560 million pounds processed through 14 production lines. Headquartered in Carrington, North Dakota, Dakota Growers is the third largest manufacturer and marketer of dry pasta products in North America and the manufacturer and distributor of Dreamfields® Healthy Carb Living Pasta. Dreamfields pasta is an excellent source of fiber, has five grams of digestible carbohydrates and a 65% lower glycemic index than regular pasta. The company is an unlisted SEC registrant.

About Viterra

Viterra Inc. provides premium quality ingredients to leading global food manufacturers. Headquartered in Canada, the global agribusiness has extensive operations across Western Canada, Australia, and New Zealand, with Adelaide, Australia as the base for Viterra's Southeast Asian operations. Our growing international presence also extends to operations in the United States, offices in Japan, Singapore, China and Switzerland. Driven by an entrepreneurial spirit we operate in five interrelated business areas: grain handling and marketing, agri-products, food processing, feed products and financial services. Our expertise, close relationships with producers, and superior logistical assets allow the company to consistently meet the needs of the most discerning end-use customers, helping to fulfill the nutritional needs of people around the world.

Forward-Looking Information

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; currency risk; changes in competitive forces including pricing pressures; and global

political and economic conditions, including grain subsidy actions of the United States and European Union.

Important Additional Information

The tender offer (the "Offer") described in this press release for all of the outstanding shares of common stock and Series D Preferred Stock of Dakota Growers Pasta Company, Inc. (the "Company") has not yet commenced. Viterra Inc. ("Viterra") and certain of its wholly-owned subsidiaries intend to file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the "Tender Offer Documents") with the Securities and Exchange Commission (the "SEC"). This press release is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of the Company, nor is it a substitute for the Tender Offer Documents. ***Investors and Company shareholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by the Company with the SEC, and other relevant materials when they become available, because they will contain important information.***

Investors and Company shareholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC's website at www.sec.gov. Investors and Company shareholders may also read and copy any reports, statements and other information filed by Viterra, or the Company with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.

– 30 –

FOR FURTHER INFORMATION PLEASE CONTACT:

Peter Flengeris
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-4810
Website: www.viterra.ca

Liz Housman
Marketing Director
Dakota Growers Pasta Co.
(763) 253-0447
Website: www.dakotagrowers.com



For Immediate Release
Date: March 10, 2010
Calgary, Alberta
Listed: TSX: VT, ASX: VTA

Viterra Hosts Annual and Special Meeting for Shareholders

Calgary, Alberta --- Viterra Inc. held its annual and special meeting of shareholders today in Calgary, Alberta. As part of the formal business of the meeting, shareholders voted to elect thirteen directors to the Board. Deloitte & Touche LLP was approved as the Company's auditor.

Viterra acknowledged the contributions of past Director Harold Milavsky, who joined the Company's Board in 2003 and was instrumental in providing guidance on several growth and transformational initiatives.

Viterra's Board consists of the following:

- Mr. Thomas Birks, Chair, joined Viterra's Board of Directors in March 2005 and was elected Chair in April 2008. He is the President of Birinco Inc., a small merchant bank with investment portfolios ranging from private equity to passive investments. His Board experience is diverse, having served as a member of numerous corporations, educational institutions, hospitals and foundations. He received a Bachelor of Arts degree from McGill University and an MBA from Harvard Business School. Mr. Birks serves on Viterra's Nominating/Corporate Governance Committee.

- Mr. Perry Gunner is Viterra's Deputy Chair and serves on Viterra's Nominating/Corporate Governance Committee. Prior to joining the Viterra Board in September 2009, Mr. Gunner was appointed to the ABB Grain Board and as Chair in September 2004. He is also Chair of Australian Bulk Alliance, a joint venture between ABB Grain and Sumitomo. Mr. Gunner has a property at Meningie that produces branded beef (Coorong Angus) and branded lamb (Pure Suffolk) and that incorporates a feedlot.

- Mr. Mayo Schmidt, Viterra's President and Chief Executive Officer, joined the Company in 2000 and has served on Viterra's Board of Directors since March 2005. In 2009, Mr. Schmidt drove the successful purchase of Australia's ABB Grain. The acquisition positioned Viterra as a world class agricultural company with a greater global reach and diversified international presence. Mr. Schmidt also led a strategic and highly disciplined initiative that resulted in the acquisition of Agricore United in May 2007. Mr. Schmidt is a member of the C.D. Howe Institute, Vice-Chair of The Conference Board of Canada and a member of The Conference Board Inc., USA. He serves on the Applied Portfolio Management Advisory Board for the Washburn University School of Business. Mr. Schmidt earned his Bachelor of Business Administration from Washburn University and is a Washburn Alumni Fellow.

- Mr. Vic Bruce has been a Director since 2002. He operates a family farm in Tuxford, Saskatchewan, specializing in pedigree seed production. Mr. Bruce is a graduate of the Canadian Agricultural Lifetime Leadership Program and holds a Bachelor of Education degree from the University of Calgary, majoring in economics. He is a member of Viterra's Audit and Safety, Health and Environment Committees.

- Mr. Thomas Chambers joined Viterra's Board in June 2006. He is an experienced professional accountant, senior executive, corporate director and business advisor, most notably having served for 26 years as a partner in senior management roles with PricewaterhouseCoopers LLP. He is a graduate of the Directors Education Program of Corporate Directors. Mr. Chambers acts as Chair of the Audit Committee and serves on Viterra's Human Resources and Compensation Committee.

- Mr. Paul Daniel serves on the Board's Audit Committee. Prior to joining the Viterra Board in September 2009, he was a Director of ABB Grain and served as a member of the Finance and Audit Committee. He is currently a Fellow of the Australian Institute of Company Directors. The Daniel Family operates its farming interests, principally grain growing, from Balaklava, which is in South Australia's main production area for wheat and barley. In addition to his farming experience, Mr. Daniel holds the Urrbrae certificate in Agriculture, a leading agricultural college in South Australia.

- Ms. Bonnie DuPont has been a Director since March 2008. She is a Group Vice-President with Enbridge Inc. in Calgary and holds a Bachelors degree (Great Distinction) with a focus in Program Administration & Evaluation and Psychology from the University of Regina. She earned a Masters degree at the University of Calgary. Ms. DuPont currently serves on Viterra's Human Resources and Compensation Committee and also sits on its Safety, Health and Environment Committee.

- Mr. T.J. (Tim) Hearn joined Viterra's Board of Directors in May 2008. He retired from Imperial Oil Limited in 2008, where he was the Chair, President and Chief Executive Officer since 2002. He is currently a Co-Chair of the Nominating/Corporate Governance Committee and sits on the Human Resources and Compensation Committee. He graduated from the University of Manitoba with a Bachelor of Science degree.

- Mr. Dallas Howe joined Viterra's Board of Directors in March 2005. He served in a management role with GE Medical Systems Information Technology, which acquired the company he formerly owned, BDM Information Systems. He received a Bachelor of Arts degree and a Masters in Mathematics from the University of Saskatchewan. Mr. Howe is Chair of Viterra's Human Resources and Compensation Committee and serves on its Nominating/Corporate Governance Committee.

- Mr. Kevin Osborn is a member of the Viterra Board Audit Committee and the Safety, Health and Environment Committee. Prior to joining Viterra's Board in September 2009, he was a Director of ABB Grain. Mr. Osborn had a 30-year career in international financial markets, where he held various global senior management positions with the United States' then fourth largest banking corporation, Bank One, which is now part of JPMorgan. Mr. Osborn is currently a Foundation Fellow of the Australian Institute of Company Directors and a Fellow Professional of the National Institute of Accountants.

- Mr. Herb Pinder joined the Board of Directors in March 2003. On September 23, 2009, in order to facilitate the appointment of four new Directors from Australia as part of the Implementation Agreement with ABB Grain, Mr. Pinder resigned, although he has continued to sit as a Board observer. He served as a member of the Nominating/Corporate Governance and Audit Committee. Mr. Pinder is President of the Goal Group of Companies, which provides corporate governance and investment management services with a particular focus on oil and gas private equity. Mr. Pinder received a Bachelor of Arts from the University of Saskatchewan, a Bachelor of Laws from the University of Manitoba, and a Master of Business Administration from Harvard University's Graduate School of Business.

- Mr. Larry Ruud joined Viterra's Board of Directors in March 2008 and serves on its Audit, and Safety, Health and Environment Committees. He was a Partner with Meyers Norris Penny LLP from 2000 until 2009, and has provided farm management consulting services in Western

Canada for the past 15 years. In March 2009, Mr. Ruud was appointed President & Chief Executive Officer of One Earth Farms, a newly launched large-scale, fully integrated corporate farming entity. Mr. Ruud owns a farm south of Vermilion, Alberta. He holds a Masters of Science degree in Agricultural Economics from the University of Alberta.

- Mr. Max Venning is a member of Viterra's Board Human Resources and Compensation Committee. Prior to joining the Viterra Board in September 2009, he was a Deputy Chair of ABB Grain. Mr. Venning was a previous Director of AusBulk and United Grower Holdings Ltd. (2002–2004) and was Chair of AusBulk in 2004. Mr. Venning operates a farm in Bute, South Australia.

Complete biographies of each Director can be found at www.viterra.ca.

About Viterra

Viterra Inc. provides premium quality ingredients to leading global food manufacturers. Headquartered in Canada, the global agribusiness has extensive operations across Western Canada, Australia, and New Zealand, with Adelaide, Australia as the base for Viterra's Southeast Asian operations. Our growing international presence also extends to operations in the United States, offices in Japan, Singapore, China and Switzerland. Driven by an entrepreneurial spirit we operate in five interrelated business areas: grain handling and marketing, agri-products, food processing, feed products and financial services. Our expertise, close relationships with producers, and superior logistical assets allow the company to consistently meet the needs of the most discerning end-use customers, helping to fulfill the nutritional needs of people around the world.

– 30 –

FOR FURTHER INFORMATION PLEASE CONTACT:

Peter Flengeris
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-4810

Website: http://www.viterra.ca



REPORT OF VOTING RESULTS
NATIONAL INSTRUMENT 51-102
FOR
VITERRA INC.
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
HELD ON MARCH 10, 2010

March 10, 2010

Filed via SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marché financiers
New Brunswick Securities Administration Branch
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Newfoundland Securities Division

Dear Sirs/Mesdames:

In accordance with Section 11.3 of National Instruments 51-102 "Continuous Disclosure Obligations," the following sets out the matters voted on at the Annual and Special Meeting of Shareholders of Viterra Inc. (the "Corporation") held on March 10, 2010. Each of the matters is described in greater detail in the Corporation's Notice of Meeting and Management Information Circular dated February 1, 2010.

	Item Voted Upon	Voting Result
1.	**Election of Directors**	**Percentage of Votes For:**
	Thomas Birks	99.84%
	Vic Bruce	95.72%
	Thomas Chambers	99.19%
	Paul Daniel	99.72%
	Bonnie DuPont	99.84%
	Perry Gunner	99.79%
	Tim Hearn	96.54%
	Dallas Howe	99.84%
	Kevin Osborn	99.71%
	Herb Pinder, Jr.	99.71%
	Larry Ruud	95.66%
	Mayo Schmidt	99.02%
	Max Venning	99.83%
2.	**Appointment of Deloitte & Touche LLP as the Corporation's Auditors**	• Deloitte & Touche LLP were appointed as the Corporation's auditors by a majority of shareholders on a show of hands.
3.	**Shareholder Proposal**	76.60%

Yours truly,

"Colleen Vancha"

Colleen Vancha, Senior Vice-President
Investor Relations and Corporate Affairs
Viterra Inc.